UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager,
Documentation & Corporate Secretary Department Corporate Administration Division

English Translation of Excerpts from Securities Report Filed in Japan

This document is an English translation of selected information included in the Securities Report for the fiscal year ended March 31, 2016 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 29, 2016 (the “Securities Report”).

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and U.S. GAAP. In addition, the Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2015 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We have described below the major matters that we believe may have a material impact on your investment decision with respect to risks to our business, as well as other risks. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to you in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of this annual securities report.

1.	Risks relating to our recently completed and planned acquisitions, investments and capital alliances

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. However, our controlling interests, investments and capital alliances may be changed or dissolved or we may not achieve the synergies or other results that we expected because of unanticipated changes in the industries our acquirees, investees or alliance partners belong to, changes in the laws and regulations or accounting standards that relate to our acquirees, investees or alliance partners, stagnation of the economy and changes to the strategies or financial condition of our acquirees, investees or alliance partners. Such circumstances may adversely affect our business strategies, financial condition and results of operations.

2.	Risks relating to our strategic alliance with Morgan Stanley

(1)	Risks relating to our strategic alliance

As a result of our voluntary conversion on June 30, 2011 of the convertible preferred stock previously issued to us by Morgan Stanley (the “Conversion”), we hold shares of common stock (representing 22.4% of the voting rights immediately following the Conversion and 22.3% as of March 31, 2016) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

Even though we entered into the strategic alliance anticipating future benefits from collaboration with Morgan Stanley, and we intend to further strengthen the alliance, if the social, economic and financial environment proves contrary to the assumptions on which our strategic decisions were based, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, even though we have made a large investment in Morgan Stanley and hold substantial voting rights in Morgan Stanley, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, even though we are not a controlling shareholder, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial investment losses and it may damage our reputation.

(2)	Effects of equity method of accounting

Following the Conversion on June 30, 2011, our voting rights in Morgan Stanley increased to approximately 22.4%, and we appointed a second representative to Morgan Stanley’s board of directors in July 2011. Morgan Stanley subsequently became our affiliated company accounted for under the equity method.

As a result of Morgan Stanley becoming our affiliated company accounted for under the equity method, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have a larger impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

3.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. If stock prices decline due to factors, such as the acceleration of the trend toward further reduction of risk assets on a global basis, changes in governmental monetary and economic policies, and other general economic trends, as well as deterioration of operating results of our investees, our portfolio of equity securities will incur impairment losses or valuation losses, which will adversely affect our financial condition and results of operations and may also decrease our capital ratios.

4.	Risks relating to our lending business

(1)	Status of our problem loans and credit costs

Our problem loans and credit costs may increase in the future due to deterioration of domestic and foreign economies, fluctuations in oil and other commodity prices, declines in real estate and stock prices, changes in the financial condition of our borrowers or in the global economic environment and other factors, which, as a result, may adversely affect our financial condition and results of operations and may result in a decrease in our capital ratios.

(2)	Status of our allowance for credit losses

Our allowance for credit losses is based on assumptions and estimates of the condition of borrowers, the value of the collateral provided and the economy as a whole. Our actual loan losses may be different from the assumptions and estimates made at the time of the provision for credit losses, causing our actual loan losses to be significantly larger than our allowance. This may result in situations where our allowance is insufficient. In addition, because of a deterioration of the economy in general, we may be required to change the assumptions and estimates that we initially made. We may also need to increase our provision for credit losses due to a decrease in the value of collateral or other unforeseen reasons.

(3)	Status of troubled borrowers

We have borrowers that are experiencing financial difficulties. Some of these borrowers are rehabilitating their businesses through legal proceedings or voluntary restructurings (e.g., Turnaround ADR (alternative dispute resolution)) that include debt forgiveness.

This has adversely affected our problem loan issue. If the borrowers are not successful in their rehabilitation because of the deterioration in the economy, heightened competition in the borrowers’ industry or the termination of or decrease in support provided by other creditors, they may become distressed again. If the financial distress that these borrowers face or other problems continue or expand or we are required to forgive our debt, our credit costs will increase and this may adversely affect our problem loan issue.

(4)	Our response to borrowers

Even if a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans would increase significantly, our credit costs may increase and the stock price of the additional equity purchased may decline.

(5)	Difficulty in exercising our rights with respect to collateral

Because of the illiquidity and decreases in prices in the real estate market and the decreases in prices of securities, we may not be able to monetize the real estate and securities that we hold as collateral or enforce our rights on these assets as a practical matter.

(6)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties, their credit quality may deteriorate to an extent greater than expected due to changes in economic conditions in Japan and other countries and fluctuations in oil and other commodity prices and real estate prices. As a result, our credit costs may increase, adversely affecting our financial condition and results of operations.

(7)	Other factors that can affect our problem loan issues

①	If interest rates rise in the future, the resulting decrease in the price of the bonds we hold, including Japanese government bonds, change in our credit spread or increase in problem loans to borrowers that cannot bear the increase in interest payments may adversely affect our financial condition and results of operations.

②	Significant fluctuations in foreign exchange rates could result in increases in costs, decreases in sales, valuation losses on foreign exchange derivatives (such as currency options) and other adverse financial consequences affecting our borrowers’ results of operations, as well as borrowers losing financial resources to settle such derivative transactions. In such cases, our problem loans could increase, which increase could adversely affect our financial condition and results of operations.

③	If our problem loans increase, mainly from borrowers facing increases in costs, including purchasing and transporting costs due to increases in raw material prices like oil and steel, who cannot add these additional costs to their final sales price, or from borrowers whose results of operations are negatively impacted by declining oil and other commodity prices, this may adversely affect our financial condition and results of operations.

④	Declining asset quality and other financial problems may still continue to exist at some domestic financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If the financial difficulties of these domestic financial institutions continue, worsen or arise, this may lead to liquidity and solvency problems for them and may adversely affect us for the following reasons:

•	financial institutions that face problems may terminate or reduce financial support to borrowers. As a result, it may cause these borrowers to become distressed or our problem loans to these borrowers to increase;

•	we may be requested to participate in providing support to distressed financial institutions;

•	we are shareholders of some financial institutions;

•	if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, it may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government control of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall environment for, financial institutions; and

•	negative or adverse media coverage of the banking industry, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

5.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and securities prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio. Specifically, interest rates may increase in the event that Japanese government bonds decline in value due to such factors as a heightened market expectation for tapering or cessation of the “quantitative and qualitative monetary easing with negative interest rates” program in response to further progress in the anti-deflation measures in Japan and a decline in confidence in Japan’s fiscal health and sovereign creditworthiness, or in the event that interest rates on U.S. Treasury securities rise due to such factors as changes in the economic or monetary policy in the United States. If interest rates in and outside of Japan rise for these or other reasons, we may incur significant losses on sales of, and valuation losses on, our government bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities prices, by separating market risk into “general market risk” and “specific risk.” General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which fluctuate separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our estimated market risk exposure.

In addition, if the “quantitative and qualitative monetary easing with negative interest rates” program is maintained in Japan for an extended period, or if the negative interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline.

Furthermore, we may voluntarily modify, or may be required by changes in accounting rules or otherwise to modify, the valuation method and other accounting treatment we apply to the financial instruments we hold in connection with our markets operations. In such case, our results of operations may be adversely affected.

6.	Risks relating to foreign exchange rate

Our business operations are impacted by fluctuations in the foreign currency exchange rate. If foreign exchange rates fluctuate against the Japanese yen, the Japanese yen translation amounts of assets and liabilities of MUFG Americas Holdings Corporation (“MUAH”) (including its bank subsidiary, MUFG Union Bank, N.A. (“MUB”)) and Bank of Ayudhya Public Company Limited (“Krungsri”), major subsidiaries of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), which are denominated in foreign currencies, will also fluctuate. In addition, some of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including capital ratios, and results of operations.

7.	Risks relating to a deterioration of our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. In the event of a downgrade of our credit ratings, we may have to accept less favorable terms in our financial market transactions with counterparties or may be unable to enter into some transactions. A downgrade may also adversely affect our capital raising and funding activities. If the events described above occur, this will adversely affect the profitability of our financial market and other operations and adversely affect our financial condition and results of operations.

8.	Risks relating to failures to achieve certain business plans or operating targets

We have been implementing various business strategies on a global basis in order to strengthen our profitability. However, these strategies may not succeed or produce the results we initially anticipated, or we may have to change these strategies because of various factors, including:

•	the volume of loans made to highly rated borrowers does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•	our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with negative interest rates” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;

•	the increase in fee income that we are aiming to achieve is not achieved as anticipated;

•	our strategy to expand overseas operations is not achieved as anticipated;

•	our strategy to improve financial and operational efficiencies does not proceed as anticipated;

•	customers and business opportunities are lost, costs and expenses significantly exceeding our expectations are incurred, or our strategies to increase efficiency or system integration plans are not achieved as expected, because of delays in the ongoing or planned intra-group integration or reorganization of our operations; and

•	our investees encounter financial and operational difficulties, they change their strategies, or they decide that we are no longer an attractive alliance partner, and as a result, they no longer desire to be our partner or they terminate or scale down the alliance with us, or the alliance with an investee is terminated or scaled down due to deterioration in our financial condition.

9.	Risks accompanying the expansion of our operations and the range of products and services

We are expanding the range of our business operations, including those of our subsidiaries and affiliates, on a global basis to the extent permitted by applicable laws and regulations and other conditions. As we expand the range of our business operations, we will be exposed to new and increasingly complex risks. There may be cases where our experience with the risks relating to such expanded business operations is non-existent or limited. With respect to operations that are subject to volatility in the business environment, while large profits can be expected on the one hand, there is a risk of incurring large losses on the other. With respect to such expanded business operations, if we do not have appropriate internal control and risk management systems in place and also do not have sufficient capital commensurate with the associated risks, our financial condition and results of operations may be adversely affected. Furthermore, if the expansion of our business operations does not proceed as expected, or if the profitability of such business operations is adversely affected by intense competition, we may not succeed in our efforts to expand our range of business operations.

10.	Risks relating to the exposures to emerging market countries

We are active in countries in Asia, Latin America, Central and Eastern Europe, the Middle East and other emerging market countries through a network of branches and subsidiaries and are exposed to a variety of credit and market risks associated with these countries. For example, further depreciation of local currencies in these countries may adversely affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers in these countries are often denominated in U.S. dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies, and the depreciation of the local currency may make it difficult for borrowers to pay their debts to us and other lenders. In addition, some of these countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. If these issues and related issues result in limited credit availability, it will adversely affect economic conditions in some countries and cause further deterioration of the credit quality of borrowers and banks in those countries, and as a result, it may cause us to incur losses.

In addition, in each country and region, we are exposed to risks specific to that country and region and risks that are common, including political and social instability, terrorism and other conflicts, which may cause us to incur losses or suffer other adverse effects.

11.	Risks relating to MUAH

Any adverse changes to the business or management of MUAH, one of our major subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect MUAH’s financial condition and results of operations include adverse economic conditions, including a downturn in the real estate and housing industries in the United States, particularly in California, substantial competition in the banking market in the United States, particularly in California, uncertainty over the U.S. economy, the threat of terrorist attacks, fluctuating prices of oil and other natural resources and additional credit costs incurred as a result of such fluctuations, rising interest rates, restrictions due to U.S. financial regulations, losses from litigation, credit rating downgrades and declines in stock prices of our borrowers, bankruptcies of companies that may occur because of these factors and costs arising because of internal control weaknesses and an inadequate compliance system at MUAH and its subsidiaries.

12.	Risks relating to Krungsri

Any adverse changes to the business or management of Krungsri, one of our major subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect Krungsri’s financial condition and results of operations include:

•	adverse economic conditions, substantial competition in the banking industry, volatile political and social conditions, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in Thailand,

•	the business performance of companies making investments in and entering into markets in the Southeast Asian region, as well as the conditions of economies, financial systems, laws and financial markets in the countries where such companies primarily operate,

•	losses from legal proceedings involving Krungsri,

•	credit rating downgrades and declines in stock prices of Krungsri’s borrowers, and bankruptcies of Krungsri’s borrowers resulting from such factors,

•	defaults on Krungsri’s loans to individuals,

•	adverse changes in the cooperative relationship between us and the other major shareholder of Krungsri, and

•	costs incurred due to weaknesses in the internal controls and regulatory compliance systems of Krungsri or any of its subsidiaries.

13.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment, or “minashi bensai,” have made a borrower’s claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and as a result, there have been a significant number of such claims. In addition, beginning in December 2007, amendments to the Law Concerning Lending Business came into effect in phases, and in June 2010, amendments abolishing the deemed payment system and limiting the total amount that individuals can borrow, among others, became effective. At the same time, an amendment to the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc. became effective, reducing the maximum permissible interest rate under a loan agreement from 29.2% per annum to 20% per annum. The business environment for the consumer finance industry continues to require close monitoring as a large number of consumer finance companies, including major consumer finance companies, have failed. If our subsidiaries and affiliates in the consumer finance industry are adversely affected by various factors including those described above, our financial condition and results of operations may be adversely affected. In addition, if our borrowers in the consumer finance industry are adversely affected by the factors described above, our loans to the consumer finance companies may be impaired.

14.	Risks relating to losses affected by a global economic downturn and the recurrence of a financial crisis

Although economic conditions in the United States remained stable, with domestic consumption being the primary driver of the economy, after the cessation of the central bank’s quantitative easing program, uncertainty still remains because of such factors as concerns over potentially serious ramifications of the result of the U.K. recent referendum, where a majority voted to leave the European Union, on the Eurozone economy and the global economy, and the slowing economic growth in China in the midst of a shift in the government’s economic policy and the economic stagnation in emerging countries and commodity-exporting countries caused by China’s economic slowdown, as well as the political turmoil in various regions around the world. If the economic environment deteriorates again, our investment and loan portfolios could be adversely affected. For example, declines in the market prices of the securities that we own may increase our losses. In addition, changes in the credit market environment may be a factor in causing our borrowers to experience financial problems or to default, which may result in an increase in problem loans and credit costs. Furthermore, a decline in the market prices of securities and limited availability of credit in the capital markets will reduce the creditworthiness of domestic and foreign financial institutions and cause them capital adequacy or liquidity problems, which may increase the number of these institutions being forced into bankruptcies or liquidation. If this happens, we would incur losses with respect to transactions with these financial institutions and our financial condition and results of operations may be adversely affected. In addition, if any instability in the markets, because of another global financial crisis causing the global debt, equity and foreign currency exchange markets to fluctuate significantly, has a long term impact on the global economy, the adverse effect on us may be more severe.

In addition, a substantial portion of the assets on our balance sheet are financial instruments that we carry at fair value. Generally, we establish the fair value of these instruments by relying on quoted market prices. If the value of these financial instruments declines, a corresponding impairment may be recognized in our statements of income. In the event of another global financial crisis or recession, there may be circumstances where quoted market prices of financial instruments have declined significantly or were not properly quoted. These significant fluctuations in the market or market malfunctions may have an adverse effect on the fair value of our financial instruments.

Furthermore, with respect to the accounting treatment of the fair value of financial instruments, if the treatment is amended in the future, it may adversely affect the fair value of our financial instruments.

15.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, health epidemics, and other disruptions caused by external events, which are beyond our control. As a consequence of such external events, we may be required to incur significant costs and expenses for remedial measures or compensation to customers or transaction counterparties for resulting losses. We may suffer loss of facility and human and other resources. We may also suffer loss of business. In addition, such external events may have various other significant adverse effects, including deterioration in economic conditions, declines in the business performance of our borrowers and decreases in stock prices, which may result in higher credit costs or impairment or valuation losses on the financial instruments we hold. These effects could materially and adversely affect our business, operating results and financial condition.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area could result in market disruptions or significant damage to or losses of tangible or human assets relating to our business and counterparties because many of our important business functions and many of the major Japanese companies and financial markets are located in the area. In addition, such earthquake could cause longer-term economic slowdown and a downgrade of Japan’s sovereign credit rating due to increases in government spending for disaster recovery measures.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business. In addition, our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster such as the March 2011 Great East Japan Earthquake, which led to tsunamis, soil liquefaction and fires, as well as electricity power supply shortages and electricity power conservation measures resulting from the suspension of the operations of the nuclear power plants.

16.	Risks relating to our systems

Our information and communications systems constitute a critical part of our business operations. We rely on these systems to provide our customers with services through the Internet and ATMs and also as the core infrastructure for our business operations and accounting system. In addition to external factors such as wars (including serious political instability), terrorist activities, earthquakes, severe weather conditions, floods, health epidemics, and other natural disasters and events, human errors, equipment malfunctions, power loss, and defects in services provided by communications service providers, may also cause failures of, or flaws in, the information and communications systems, which may lead to errors and delays in transactions, information leakage and other adverse consequences. In addition, we may be unable to enhance our financial transaction management systems as required under increasingly stricter regulations applicable to financial institutions. Such failures and inability, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damage caused by such suspension, subject us to administrative sanctions, result in our incurring additional costs to deal with the consequences of these events, diminish confidence in us, or harm our reputation, which could in turn adversely affect our business, financial condition and results of operations.

17.	Risks relating to cyber-attacks

Our information and communications systems constitute a core infrastructure for our accounting and other business operations. Cyber-attacks and other forms of unauthorized access and computer viruses could cause disruptions to and malfunctions of such systems and result in unintended releases of information stored in the systems and other adverse consequences. Such consequences, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damage caused by such suspension, subject us to administrative sanctions, result in our incurring additional costs to deal with the consequences, diminish confidence in us, or harm our reputation, which could in turn adversely affect our business, financial condition and results of operations.

18.	Risks relating to competitive pressures

Competition in the Japanese financial services industry may intensify as regional financial institutions further integrate and reorganize their operations and the limit on deposits that Japan Post Bank Co., Ltd. can accept from each depositor was raised. Competition is also expected to increase as a result of future mergers and alliances among financial institutions in Japan and abroad. In addition, recent advances in information and communication technology have allowed non-financial institutions to enter the financial services industry, and such new entrants could become substantial competition to us. The ongoing global financial regulatory reforms may also lead to changes in the competitive environment for financial institutions. If we are unable to compete effectively in the increasingly competitive business environment, our business, financial condition and results of operations may be adversely affected.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, BTMU agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, BTMU entered into a consent agreement with the New York State Department of Financial Services, or DFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with DFS, BTMU agreed to make a civil monetary payment to DFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In addition, in November 2014, BTMU entered into a consent agreement with the DFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to DFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with DFS, BTMU made a payment of the stipulated amount to DFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by DFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions relating to these matters. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

20.	Risks relating to regulatory developments or changes in laws or rules, including accounting rules, governmental policies and economic controls

We conduct our business subject to current regulations (including laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions where we operate, as well as global financial regulatory standards) and risks associated with changes in such regulations. In light of the ongoing international discussions on various regulatory standards that could significantly affect banking operations, including revisions to methods of calculating the amount of risk-weighted assets as well as the review of the credit valuation adjustment risk framework and leverage ratio standards, future regulatory changes and situations arising as a result of such changes may adversely impact our business, financial condition and results of operations. However, the type, nature and extent of the impact of any regulatory changes and situations that may arise as a result are difficult to predict and beyond our control.

21.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We, through our banking subsidiaries, enter into transactions with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, a banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

In January 2016, the United States, other four United Nations member states and Iran announced suspension or lifting of some of the sanctions relating to Iran’s nuclear development in accordance with the Joint Comprehensive Plan of Action, to which they agreed in July 2015. Some of the measures implemented in Japan under the Foreign Exchange and Foreign Trade Law were also lifted. However, the U.S. sanctions against Iran continue to prohibit, among other things, U.S. persons from conducting transactions relating to Iran, subject to limited exceptions. In addition, companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) remain subject to the disclosure requirement relating to certain Iran-related transactions. Moreover, certain Japanese sanctions measures remain in effect, including freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems. We have policies and procedures in place that are designed to comply with such Japanese regulatory requirements. There remains a risk of potential U.S. regulatory action against us, however, if U.S. regulators perceive our policies and procedures not to be in compliance with applicable regulations. For more information on the relevant regulatory actions, please refer to “19. Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities.”

22.	Risks relating to regulatory capital ratio and other related requirements

(1)	Capital ratio requirements and adverse factors

Since the fiscal year ended March 31, 2013, we have been subject to capital adequacy requirements adopted in Japan in accordance with “Basel III: A global regulatory framework for more resilient banks and banking systems” (“Basel III”). Compared to the previous capital adequacy requirements (“Basel II”), Basel III places greater importance on the quality of capital, and is designed, among other things, to increase capital levels by raising the level of minimum capital ratio requirements and introduce a framework to promote the conservation of capital where dividends and other distributions are constrained when capital levels fall within a prescribed buffer range. Basel III capital adequacy requirements are being introduced in Japan in phases starting in the fiscal year ended March 31, 2013. Since we have international operations, our consolidated capital ratios are subject to the capital requirements applicable to internationally active banks set forth in the capital adequacy guidelines adopted by the Financial Services Agency of Japan (“FSA”) for bank holding companies (the FSA Public Notice No. 20 released in 2006). In addition, since our bank subsidiaries, BTMU and Mitsubishi UFJ Trust and Banking Corporation, have international operations, their consolidated and non-consolidated capital ratios are subject to the capital requirements applicable to internationally active banks on a consolidated and non-consolidated basis under the capital adequacy guidelines adopted by the FSA for banks (the FSA Public Notice No. 19 released in 2006).

If our or our subsidiary banks’ capital ratios fall below required levels, the FSA will require us to take a variety of corrective actions, including the suspension of all or a part of our business operations.

In addition, some of our bank subsidiaries are subject to the capital adequacy rules of various foreign countries, including the United States, and if their capital ratios fall below the required levels, the local regulators will require them to take a variety of corrective actions.

Factors that will affect our capital ratios, including the capital ratios of our bank subsidiaries, include:

•	increases in our and our banking subsidiaries’ credit risk assets and expected losses because of fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulatory developments

The Financial Stability Board has identified us as one of the globally systemically important banks (“G-SIBs”). The banks that are included in the list of G-SIBs will be subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated, and the capital surcharge requirement is being implemented in phases from 2016. As the list of G-SIBs is expected to be updated annually, we may be required to meet stricter capital ratio requirements.

(3)	Deferred tax assets

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, deferred tax assets can be included as a capital item when calculating capital ratios up to an amount calculable based on Common Equity Tier 1 instrument and reserve items and regulatory adjustment items. If and to the extent the amount of deferred tax assets exceeds this limit and cannot be included in Common Equity Tier 1 capital, our and our banking subsidiaries’ capital ratios can decrease.

(4)	Capital raising

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, there is a transition measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013 (qualifying prior capital raising instruments), and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transition measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the above capital adequacy guidelines, such instruments must have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of qualifying prior capital raising instruments. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratios could decrease.

(5)	Total loss absorbing capacity in resolution

In November 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity (“TLAC”) standard for global systematically important banks, or G-SIBs, including us. The standard will require G-SIBs to hold TLAC above a minimum ratio starting in 2019. This standard will be applied in addition to the regulatory capital ratio standard and may have an adverse impact on our business, financial condition and results of operations.

In accordance with the FSA’s explanatory paper published in April 2016 outlining its approach for the introduction of the TLAC framework in Japan, our senior debt securities are intended to qualify as TLAC debt due in part to their structural subordination upon the implementation of regulations under legislation enacted to introduce the TLAC standard in Japan. However, specific requirements of such legislation and regulations have not yet been finalized, and the FSA’s approach may be modified as a result of international regulatory discussions and other developments.

23.	Risks relating to our pension plans

If the fair value of our pension plan assets declines or our investment return decreases, if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations are based, or if a revision is made to the accounting standards applicable to pension plans, we may incur losses. In addition, unrecognized prior service costs may be incurred if our pension plans are amended. Changes in the interest rate environment and other factors may also adversely affect the amount of our unfunded pension obligations and annual funding costs. Any of the foregoing may adversely affect our financial condition and results of operations.

24.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information in accordance with the Banking Law and the Financial Instruments and Exchange Law of Japan. In addition, as an institution possessing personal information, we are required to protect personal information in compliance with the Personal Information Protection Law and the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs.

In the event that customer information or our confidential information is lost or leaked due to such causes as inappropriate management, cyber-attacks or other forms of unauthorized access, or computer viruses, we may be subject to penalties, administrative sanctions and other direct losses such as compensation paid to customers who suffer economic losses and emotional distress. In addition, news coverage of such an incident will expose us to reputational risk, resulting in loss of customer and market confidence. If our business environment deteriorates as a result of the foregoing, our business, financial condition and results of operations may suffer.

25.	Risks relating to our reputation

Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged because of various causes, including compliance failures, misconduct or inappropriate act by a director, officer or employee, failure to properly address potential conflicts of interest, litigation, system problems, criminal activities and other misconduct committed by third parties fraudulently using the names of our group companies, the actions of customers and counterparties over which we have limited or no control, and inappropriate customary practices, and abuses of our dominant bargaining position in our dealings with customers. If we are unable to prevent or properly address these issues, we may lose existing or prospective customers and investors, and our business, financial condition and results of operations may be adversely affected.

26.	Risks relating to retaining qualified employees

We aim to hire and retain highly skilled personnel and train them, but our failure to hire and retain the personnel that we need or train them may adversely affect our operations and operating results.

Additional Financial Information for the Fiscal Year Ended March 31, 2016

1.	BORROWED MONEY, LEASE LIABILITIES AND COMMERCIAL PAPER

“Borrowed money,” “Lease liabilities” and “Commercial paper” as of March 31, 2015 and 2016 were as follows:

	Millions of Yen
	March 31, 2015	March 31, 2016
Borrowings from banks and other, due 2015-2045, 0.32% on the average	¥13,866,196	¥12,482,277
Bills rediscounted	—	—

Total borrowed money	¥13,866,196	¥12,482,277
Lease liabilities, due 2015-2038	12,373	10,636
Commercial paper, 0.52% on the average	2,179,634	2,292,282

Notes:

1.	The interest rates above are calculated using the weighted-average method based on the interest rate and balance as of March 31. The average interest rate on lease liabilities is not presented above because lease liabilities are recorded in the accompanying consolidated balance sheets on a basis that includes at the total amount of lease payments before deduction of interest in certain consolidated companies.
2.	The borrowings above include subordinated borrowings in the amounts of ¥671,000 million and ¥616,500 million as of March 31, 2015 and 2016, respectively.
3.	Lease liabilities are included in “Other liabilities” in the accompanying consolidated balance sheets.
4.	“Commercial paper” is issued in the form of promissory notes as a fund operation.

Annual maturities of borrowings as of March 31, 2016 were as follows:

Year ending March 31	Millions of Yen
2017	¥4,939,853
2018	406,161
2019	3,516,532
2020	2,118,872
2021	335,327

Annual maturities of lease liabilities as of March 31, 2016 were as follows:

Year ending March 31	Millions of Yen
2017	¥3,056
2018	1,849
2019	1,148
2020	640
2021	407

2.	BONDS PAYABLE

Bonds payable as of March 31, 2015 and 2016 consisted of the following:

		Millions of Yen
Description	Issued	2015		2016		Coupon rate (%)	Secured or unsecured	Due
MUFG:
1st-9th series of subordinated bonds payable in yen	Jun. 2014 to Mar. 2016	¥90,000		¥432,604		0.35-1.39	Unsecured	Jun. 2024 to Jun. 2030
1st-3rd series of undated subordinated bonds payable in yen	Mar. 2015 to Mar. 2016	100,000		550,000		1.94-2.70	Unsecured	—
Senior bonds payable in US$	Mar. 2016	—		560,456 (US$4,793 million	)	2.51-3.85	Unsecured	Mar. 2021 to Mar. 2026

BTMU:
9th-160th series of straight bonds payable in yen	Feb. 2000 to Jul. 2014	1,021,100 [279,600	]	735,400 [262,700	]	0.14-2.69	Unsecured	Apr. 2015 to Apr. 2027
Senior bonds payable in US$	Sep. 2010 to Sep. 2015	2,277,132 (US$18,949 million [270,190	) ]	2,109,148 (US$18,718 million [490,090	) ]	0.63-4.70	Unsecured	Sep. 2015 to Mar. 2044
Euro senior bonds payable in US$	Jul. 2011 to Feb. 2016	74,683 (US$621 million	)	203,752 (US$1,808 million [46,884	) ]	0.00-2.13	Unsecured	Jul. 2016 to Feb. 2046
Senior bonds payable in Euro	Mar. 11. 2015	96,842 (EUR743 million	)	95,352 (EUR746 million	)	0.87	Unsecured	Mar. 11, 2022
Senior bonds payable in A$	Sep. 19, 2013	59,839 (A$650 million	)	55,648 (A$645 million	)	3.41	Unsecured	Sep. 19, 2017
Euro senior bonds payable in A$	Jan. 2012 to Jul. 2012	32,014 (A$347 million [15,499	) ]	15,505 (A$179 million	)	4.05-4.91	Unsecured	Jan. 2016 to Jul. 2017
Euro senior bonds payable in CNH	Jun. 24, 2015	—		6,086 (CNH350 million	)	3.64	Unsecured	Jun. 26, 2017
7th-38th series of Subordinated bonds payable in yen	Dec. 2004 to Sep. 2012	1,206,808 [60,000	]	1,064,330 [50,000	]	0.93-2.91	Unsecured	Jul. 2015 to Jan. 2031

		Millions of Yen
Description	Issued	2015		2016		Coupon rate (%)	Secured or unsecured	Due
MUTB:
Short-term bonds payable in yen	Jan. 2015 to Feb. 2016	79,995 [79,995	]	126,993 [126,993	]	0.05-0.06	Unsecured	Apr. 2015 to Jul. 2016
Straight bonds payable in yen	Jun. 2012 to Sep. 2014	144,600		150,000		0.22-0.51	Unsecured	Jun. 2017 to Sep. 2021
Bonds payable in US$	Oct. 2014 to Oct. 2015	180,282 (US$1,500 million	)	309,495 (US$2,749 million	)	1.60-2.65	Unsecured	Oct. 2017 to Oct. 2020
Euro bonds payable in US$	Jan. 2013 to Jan. 2016	60,588 (US$503 million	)	77,605 (US$689 million	)	1.18-2.15	Unsecured	Jan. 2018 to Jan. 2021
Euro bonds payable in A$	Jan. 2013 to Jan. 2016	54,242 (A$489 million	)	69,150 (A$711 million	)	3.03-4.25	Unsecured	Jan. 2018 to Jan. 2021
Subordinated bonds payable in yen	Mar. 2010 to Jun. 2012	229,317		228,726		1.36-1.92	Unsecured	Mar. 2020 to Oct. 2025
Euro subordinated bonds payable in yen	Apr. 27, 2010	10,000		10,000		2.61	Unsecured	Apr. 26, 2030
Euro undated subordinated bonds payable in yen	May 26, 2005	2,000		—		1.93	Unsecured	—

Subsidiaries: *1
Short-term bonds	Oct. 2014 to Mar. 2016	709,518 [709,518	]	625,500 [625,500	]	0.00-0.10	Unsecured	Apr. 2015 to Jul. 2016
Straight bonds	Dec. 1997 to Mar. 2016	2,048,742 (US$4,426 million (A$13 million (THB99,866 million (CNY1,007 million (MXN150 million (TRY66 million (GBP10 million [397,095	) ) ) ) ) ) ) ]	2,223,488 (US$6,628 million (A$3 million (THB67,446 million (CNY1,080 million (MXN150 million (TRY51 million (GBP10 million [468,106	) ) ) ) ) ) ) ]	0.00-30.00	*2	Jan. 2015 to Mar. 2046

		Millions of Yen
Description	Issued	2015		2016		Coupon rate (%)	Secured or unsecured	Due
Subordinated bonds	Aug. 1997 to Mar. 2014	440,323 (US$749 million (THB34,871 million [21,489	) ) ]	283,797 (US$739 million (THB14,843 million [102,124	) ) ]	0.27-5.95	Unsecured	May. 2015 to Sep. 2036
Undated subordinated bonds	Nov. 2005 to Dec. 2008	13,200		10,000		2.36-3.26	Unsecured	—

Total	—	¥8,931,225		¥9,943,034		—	—	—

Notes:

1.	*1 Subsidiaries include MUFG Americas Holdings Corporation, Mitsubishi UFJ Securities International plc, BTMU (Curacao) Holdings N.V., Bank of Ayudhya Public Company Limited, Bank of Tokyo-Mitsubishi UFJ (China), Ltd., Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad, EASY BUY Public Company Limited, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and ACOM CO., LTD.
2.	*2 The straight bonds payable as of March 31, 2015 include 40 series of secured straight bonds payable issued by MUFG’s consolidated subsidiaries, and the straight bonds payable as of March 31, 2016 include 24 series of secured straight bonds payable issued by MUFG’s consolidated subsidiaries. The remaining series are unsecured.
3.	“( )” represents the amounts of foreign currency denominated bonds payable.
4.	“[ ]” represents the amounts expected to be redeemed within one year.
5.	Annual maturities of bonds payable as of March 31, 2016 were as follows:

Year ending March 31	Millions of Yen
2016	¥2,172,398
2017	1,203,208
2018	942,925
2019	913,736
2020	902,539

3.	LIABILITY FOR RETIREMENT BENEFITS

I.	Outline of Retirement Benefit Plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit corporate pension plans, welfare pension funds, lump-sum severance payment plans, and defined contribution pension plans. In certain cases of severance of employees, additional severance benefits may be paid which are not included in retirement benefit obligations calculated actuarially pursuant to the applicable accounting standard for retirement benefits.

Certain overseas branches of domestic consolidated subsidiaries and certain overseas consolidated subsidiaries also have retirement benefit plans with defined benefits and defined contributions.

II.	Defined Benefit Plans

(1)	The changes in defined benefit obligation for the years ended March 31, 2015 and 2016 were as follows:

	Millions of Yen
	March 31, 2015	March 31, 2016
Balance at beginning of year	¥2,056,920	¥2,359,196
of which foreign exchange translation adjustments	(47,664)	9,588
Cumulative effects of accounting change	56,974	—

Balance at beginning of year, as restated	2,113,895	2,359,196
Service cost	55,476	62,866
Interest cost	40,110	36,497
Actuarial gains	279,967	37,104
Benefits paid	(99,655)	(102,150)
Past service cost	(23,930)	3,937
Others	2,921	(5,096)

Balance at end of year	¥2,368,785	¥2,392,355

Note:

Some overseas branches of the domestic consolidated subsidiaries and some consolidated subsidiaries have adopted the simplified method in calculating the projected benefit obligation.

(2)	The changes in plan assets for the years ended March 31, 2015 and 2016 were as follows:

	Millions of Yen
	March 31, 2015	March 31, 2016
Balance at beginning of year	¥2,469,298	¥2,803,740
of which foreign exchange translation adjustments	(50,856)	7,685
Expected return on plan assets	85,879	92,559
Actuarial gains (losses)	276,904	(180,213)
Contributions from the employer	61,883	81,319
Benefits paid	(83,596)	(86,031)
Others	1,056	(3,853)

Balance at end of year	¥2,811,425	¥2,707,520

(3)	A reconciliation between liability for retirement benefits and asset for retirement benefits recorded in the consolidated balance sheet and the balances of defined benefit obligation and plan assets was as follows:

	Millions of Yen
	March 31, 2015	March 31, 2016
Funded defined benefit obligation	¥2,319,665	¥2,342,984
Plan assets	(2,811,425)	(2,707,520)

	(491,760)	(364,535)
Unfunded defined benefit obligation	49,120	49,370

Net liability (asset) arising from defined benefit obligation	¥(442,640)	¥(315,164)

	Millions of Yen
	March 31, 2015	March 31, 2016
Liability for retirement benefits	¥62,121	¥62,791
Asset for retirement benefits	(504,761)	(377,955)

Net liability (asset) arising from defined benefit obligation	¥(442,640)	¥(315,164)

(4)	The components of net periodic retirement benefit costs for the fiscal years ended March 31, 2015 and 2016 were as follows:

	Millions of Yen
	March 31, 2015	March 31, 2016
Service cost	¥55,476	¥62,866
Interest cost	40,110	36,497
Expected return on plan assets	(85,879)	(92,559)
Amortization of past service cost	(8,827)	(8,916)
Recognized actuarial losses	36,844	24,353
Others (additional temporary severance benefits, etc.)	10,202	7,436

Net periodic retirement benefit costs	¥47,925	¥29,677

Note:

Retirement benefit costs of some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries which have adopted the simplified method are included in “Service cost.”

(5)	Amounts recognized in other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2015 and 2016 are as follows:

	Millions of Yen
	March 31, 2015	March 31, 2016
Past service cost	¥14,786	¥(12,892)
Actuarial gains(losses)	23,843	(192,353)

Total	¥38,630	¥(205,246)

(6)	Amounts recognized in accumulated other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2015 and 2016 are as follows:

	Millions of Yen
	March 31, 2015	March 31, 2016
Unrecognized past service cost	¥34,918	¥22,026
Unrecognized actuarial gains(losses)	(133,230)	(325,583)

Total	¥(98,311)	¥(303,557)

(7)	Plan assets

(a)	Components of plan assets

Plan assets consisted of the following:

	2015	2016
Domestic equity investments	34.28%	30.89%
Domestic debt investments	20.48	18.89
Foreign equity investments	19.52	20.15
Foreign debt investments	8.73	9.16
General accounts of life insurance	6.76	8.96
Others	10.23	11.95

Total	100.00	100.00

Note:

Total plan assets include retirement benefit trusts, which were set up for corporate pension plans, accounting for 23.01% and 21.06% as of March 31, 2015 and 2016, respectively.

(b)	Method of determining the expected rate of return on plan assets

The expected rate of return on plan assets is determined considering the allocation of the plan assets which are expected currently and in the future and the long-term rates of return which are expected currently and in the future on the various components of the plan assets.

(8)	Actuarial assumptions used for the fiscal years ended March 31, 2015 and 2016 were set forth as follows:

	2015	2016
Discount rate:
Domestic	0.00%-1.60%	(0.05)%-0.83%
Overseas	3.30%-10.77%	2.40%-13.10%

Expected salary increase rate:
Domestic	2.76%-7.50%	0.86%-7.50%
Overseas	0.60%-10.00%	2.25%-9.00%

Expected rate of return on plan assets:
Domestic	0.59%-4.20%	0.35%-4.10%
Overseas	3.60%-10.77%	2.40%-13.10%

III.	Defined Contribution Plans

The amounts of the required contribution to the defined contribution plans, including multiemployer retirement benefit plans with defined benefits that are subject to the same accounting treatment as defined contribution benefit plans, of certain consolidated subsidiaries were ¥13,682 million and ¥16,351 million for the fiscal years ended March 31, 2015 and 2016, respectively.

4.	STOCK OPTIONS

I.	Amount of, and income statement line-item for, expenses relating to stock options

	Millions of Yen
	March 31, 2015	March 31, 2016
General and administrative expenses	¥5,991	¥8,270

II.	Outline of, and changes in, stock options

(1)	Outline of stock options:

	2007 Stock Options	2008 Stock Options	2009 Stock Options	2010 Stock Options
Number of grantees by category	Directors of MUFG 15 Corporate auditors of MUFG 5 Executive officers of MUFG 39 Directors, corporate auditors, and executive officers of subsidiaries 130	Directors of MUFG 17 Corporate auditors of MUFG 5 Executive officers of MUFG 40 Directors, corporate auditors, and executive officers of subsidiaries 174	Directors of MUFG 17 Corporate auditors of MUFG 5 Executive officers of MUFG 45 Directors, corporate auditors, and executive officers of subsidiaries 166	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 44 Directors, corporate auditors, and executive officers of subsidiaries 191

Type and number of shares granted	Common stock: 2,798,000 shares	Common stock: 3,263,600 shares	Common stock: 5,655,800 shares	Common stock: 7,911,800 shares

Date of grant	Dec. 6, 2007	Jul. 15, 2008	Jul. 14, 2009	Jul. 16, 2010

Vesting conditions	Retirement	Retirement	Retirement	Retirement

Eligible service period	Jun. 28, 2007 to Jun. 27, 2008	Jun. 27, 2008 to Jun. 26, 2009	Jun. 26, 2009 to Jun. 29, 2010	Jun. 29, 2010 to Jun. 29, 2011

Exercise period	Dec. 6, 2007 to Dec. 5, 2037	Jul. 15, 2008 to Jul. 14, 2038	Jul. 14, 2009 to Jul. 13, 2039	Jul. 16, 2010 to Jul. 15, 2040

	2011 Stock Options	2012 Stock Options	2013 Stock Options	2014 Stock Options	2015 Stock Options
Number of grantees by category	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 43 Directors, corporate auditors, and executive officers of subsidiaries 189	Directors of MUFG 17 Corporate auditors of MUFG 5 Executive officers of MUFG 45 Directors, corporate auditors, executive officers, and senior fellows of subsidiaries 194	Directors (excluding outside directors) of MUFG 12 Executive officers of MUFG 41 Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 164	Directors (excluding outside directors) of MUFG 10 Executive officers of MUFG 46 Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 169

Directors (excluding outside directors) concurrently serving as corporate executive officers of MUFG 8

Corporate executive officers of MUFG 9

Executive officers of MUFG 52

Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 177

Type and number of shares granted	Common stock: 8,323,100 shares	Common stock: 8,373,600 shares	Common stock: 2,951,500 shares	Common stock: 3,019,400 shares	Common stock: 2,058,600 shares

Date of grant	Jul. 20, 2011	Jul. 18, 2012	Jul. 17, 2013	Jul. 15, 2014	Jul. 14, 2015

Vesting conditions	Retirement	Retirement	Retirement	Retirement	Retirement

Eligible service period	Jun. 29, 2011 to Jun. 28, 2012	Jun. 28, 2012 to Jun. 27, 2013	Jun. 27, 2013 to Jun. 27, 2014	Jun. 27, 2014 to Jun. 25, 2015	Jun. 25, 2015 to Jun. 29, 2016

Exercise period	Jul. 20, 2011 to Jul. 19, 2041	Jul. 18, 2012 to Jul. 17, 2042	Jul. 17, 2013 to Jul. 16, 2043	Jul. 15, 2014 to Jul. 14, 2044	Jul. 14, 2015 to Jul. 13, 2045

(2)	Stock options granted and changes:

(a)	Number of stock options (in shares)

		2007 Stock Options	2008 Stock Options	2009 Stock Options	2010 Stock Options
Unvested stock options:
Beginning of fiscal year		375,100	561,700	1,140,600	2,468,000
Granted		—	—	—	—
Forfeited or expired		—	—	—	—
Vested		42,700	68,300	254,300	349,000
Unvested		332,400	493,400	886,300	2,119,000
Vested stock options:
Beginning of fiscal year		—	—	—	—
Vested		42,700	68,300	254,300	349,000
Exercised		42,700	68,300	254,300	349,000
Forfeited or expired		—	—	—	—
Unexercised		—	—	—	—

	2011 Stock Options	2012 Stock Options	2013 Stock Options	2014 Stock Options	2015 Stock Options
Unvested stock options:
Beginning of fiscal year	3,886,700	5,359,000	2,381,500	2,997,800	—
Granted	—	—	—	—	2,058,600
Forfeited or expired	—	—	—	5,600	—
Vested	941,500	950,900	674,700	465,900	—
Unvested	2,945,200	4,408,100	1,706,800	2,526,300	2,058,600
Vested stock options:
Beginning of fiscal year	—	—	—	—	—
Vested	941,500	950,900	674,700	465,900	—
Exercised	941,500	950,900	643,700	452,400	—
Forfeited or expired	—	—	31,000	13,500	—
Unexercised	—	—	—	—	—

(b)	Price information (in Japanese yen per share)

		2007 Stock Options	2008 Stock Options	2009 Stock Options	2010 Stock Options
Exercise price		¥1	¥1	¥1	¥1
Average share price at time of exercise		831	877	889	887
Fair value on grant date		1,032	923	487	366

	2011 Stock Options	2012 Stock Options	2013 Stock Options	2014 Stock Options	2015 Stock Options
Exercise price	¥1	¥1	¥1	¥1	¥1
Average share price at time of exercise	889	899	899	897	—
Fair value on grant date	337	331	611	539	802

(3)	Valuation model used to estimate the fair value of stock options

(a)	Valuation model: Black-Scholes option pricing model

(b)	Assumptions used in the option pricing model

2015 Stock Options
Volatility *1	28.03%
Expected term *2	4 years
Expected dividends (in Japanese yen per share) *3	¥18
Risk-free interest rate *4	0.07%

Notes:

*1	To be calculated using the closing price of MUFG’s common stock on each transaction date during 4 years (from July 14, 2011 to July 13, 2015)
*2	The expected term is based on the average service period of officers of MUFG and its consolidated subsidiaries.
*3	Common stock dividends for the fiscal year ended March 31, 2015
*4	Calculated based on the yield on Japanese government bonds whose remaining years to maturity correspond to the expected term.

(4)	Estimation method for the number of vested stock options

Since it is impracticable to reasonably estimate the numbers of forfeitures and expirations, only historical numbers of forfeitures and expirations are reflected.

III.	Outline of stock bonus plans of MUFG Americas Holdings Corporation ( “MUAH”), a consolidated subsidiary of MUFG, and changes

(1)	Outline of stock bonus plans:

		2012 1st Stock Bonus Plans	2012 2nd Stock Bonus Plans	2013 1st Stock Bonus Plans	2013 2nd Stock Bonus Plans
Number of grantees by category		Employees of MUAH and subsidiaries 651	Employees of MUAH and subsidiaries 6	Employees of MUAH and subsidiaries 724	Employees of MUAH and subsidiaries 6

Number of units granted*		RSUs: 4,816,795	RSUs: 74,175	RSUs: 3,656,340	RSUs: 78,725

Date of grant		15. Apr, 2012	15. Jul, 2012	15. Apr, 2013	15. Jul, 2013

Eligible service period		15. Apr, 2012 to 15. Apr, 2015	15. Jul, 2012 to 15. Apr, 2015	15. Apr, 2013 to 15. Apr, 2016	15. Jul, 2013 to 15. Apr, 2016

	2014 1st Stock Bonus Plans	2014 2nd Stock Bonus Plans	2015 1st Stock Bonus Plans	2015 2nd Stock Bonus Plans	2015 3rd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 817	Employees of MUAH and subsidiaries 2	Employees of MUAH and subsidiaries 1,055	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 1

Number of units granted*	RSUs: 9,135,710	RSUs: 46,522	RSUs: 12,150,519	RSUs: 6,964	RSUs: 486,004

Date of grant	15. Apr, 2014	15. Sep, 2014	15. Jul, 2015	7. Aug, 2015	16. Dec, 2015

Eligible service period	15. Apr, 2014 to 15. Apr, 2017	15. Sep, 2014 to 15. Sep, 2017	15. Jul, 2015 to 18. May, 2019	7. Aug, 2015 to 7. Aug, 2018	1. Dec, 2015 to 15. Jan, 2018

Note:	The RSUs referred to in the above tables are the Restricted Stock Units which are settled in American Depositary Receipts (ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the granted RSU for the fiscal year ended March 31, 2016 are presented in “General and administrative expenses” in the consolidated statements of income. RSUs represent a right to receive one ADR per RSU and, unless otherwise provided in the relevant Restricted Share Unit Agreement, the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the employee has satisfied the specified continuous service requirement. Each ADR is exchangeable for one share of MUFG common stock.

(2)	Stock bonus grants and changes:

(a)	Number of stock bonus grants (in units)

	2012 1st Stock Bonus Plans	2012 2nd Stock Bonus Plans	2013 1st Stock Bonus Plans	2013 2nd Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	1,218,035	22,605	2,017,053	51,984
Granted	—	—	—	—
Forfeited	12,662	—	93,692	—
Vested	1,205,373	22,605	1,075,929	25,991
Unvested	—	—	847,432	25,993
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	1,205,373	22,605	1,075,929	25,991
Exercised	1,205,373	22,605	1,075,929	25,991
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2014 1st Stock Bonus Plans	2014 2nd Stock Bonus Plans	2015 1st Stock Bonus Plans	2015 2nd Stock Bonus Plans	2015 3rd Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	8,553,208	46,552	—	—	—
Granted	—	—	12,150,519	6,964	486,004
Forfeited	514,326	—	105,148	—	—
Vested	3,198,452	15,516	368,076	6,964	—
Unvested	4,840,430	31,036	11,677,295	—	486,004
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—	—
Vested	3,198,452	15,516	368,076	6,964	—
Exercised	3,198,452	15,516	368,076	6,964	—
Forfeited	—	—	—	—	—
Unexercised	—	—	—	—	—

Note: Unvested units are in RSUs, and vested units are in ADRs.

(b)	Price information (in U.S dollars per unit)

		2012 1st Stock Bonus Plans	2012 2nd Stock Bonus Plans	2013 1st Stock Bonus Plans	2013 2nd Stock Bonus Plans
Fair value on grant date		$4.78	$4.72	$6.66	$6.67

	2014 1st Stock Bonus Plans	2014 2nd Stock Bonus Plans	2015 1st Stock Bonus Plans	2015 2nd Stock Bonus Plans	2015 3rd Stock Bonus Plans
Fair value on grant date	$5.40	$5.80	$7.18	$7.18	$6.43

5.	INCOME TAXES

The tax effects of significant temporary differences which resulted in “Deferred tax assets and liabilities” as of March 31, 2015 and 2016 were as follows:

	Millions of Yen
	2015	2016
Deferred tax assets:
Excess over deductible limits on provision of allowance for credit losses and written-off of loans	¥478,353	¥429,852
Revaluation losses on securities	89,818	115,057
Unrealized losses on available-for-sale securities	40,855	49,242
Liability for retirement benefits	168,485	205,514
Tax loss carryforwards	266,574	296,216
Other	473,800	471,351

Subtotal	1,517,889	1,567,234
Less valuation allowance	(548,669)	(566,328)

Total	¥969,219	¥1,000,905

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	¥(1,239,584)	¥(1,024,914)
Revaluation gains on securities at merger	(75,608)	(67,288)
Unrealized gains on lease transactions	(80,235)	(87,757)
Deferred gains on derivatives under hedge accounting	(74,866)	(187,711)
Gains on establishment of retirement benefit trusts	(53,754)	(50,875)
Retained earnings of overseas subsidiaries	(36,108)	(42,976)
Accrued dividend income	(4,492)	(3,562)
Other	(278,199)	(276,893)

Total	¥(1,842,850)	¥(1,741,981)

Net deferred tax assets	¥(873,630)	¥(741,076)

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal years ended March 31, 2015 and 2016 was as follows:

	2015	2016
Normal effective statutory tax rate	35.64%	33.06%
Elimination of dividends received from subsidiaries	17.18	16.95
Permanent non-taxable differences (e.g., non-taxable dividend income)	(16.02)	(16.59)
Change in valuation allowances	(3.62)	2.11
Equity in earnings of equity method investees	(3.52)	(5.08)
Tax rate difference of overseas subsidiaries	(3.08)	(3.12)
Addition of deferred tax liabilities resulting from tax rate changes	2.43	1.19
Foreign taxes	(0.42)	0.14
Retained earnings of overseas subsidiaries	0.36	0.47
Other	0.02	1.58

Actual effective tax rate	28.97%	30.71%

The Diet enacted the “Partial amendments to Income Tax Act, etc.” (Act No. 15, 2016) and the “Partial amendments to Local Tax Act, etc.” (Act No. 13, 2016) on March 29, 2016, and the corporate income tax rates were reduced from the fiscal year beginning on or after April 1, 2016. As a result, the statutory tax rates to be used in computing deferred tax assets and liabilities are reduced from approximately 32.34% to 30.86% for the temporary differences estimated to be eliminated in the fiscal year beginning on April 1, 2016 and in the fiscal year beginning on April 1, 2017 and to 30.62% for the temporary differences estimated to be eliminated in the fiscal year beginning on or after April 1, 2018.

These tax rate changes resulted in a reduction of ¥24,616 million in net deferred tax liabilities, an increase of ¥36,042 million in unrealized gains on available-for-sale securities, an increase of ¥9,607 million in deferred gains on derivatives under hedge accounting, a decrease of ¥3,044 million in accumulated other income on defined retirement benefit plans, and an increase of ¥17,790 million in deferred income taxes. Deferred tax liabilities for land revaluation decreased ¥7,147 million, and land revaluation surplus increased the same amount.

6.	LEASES

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2015 and 2016 were as follows:

	Millions of Yen
	March 31, 2015	March 31, 2016
Due within one year	¥65,662	¥68,493
Due after one year	337,711	336,794

Total	¥403,373	¥405,287

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2015 and 2016 were as follows:

	Millions of Yen
	March 31, 2015	March 31, 2016
Due within one year	¥4,085	¥13,066
Due after one year	84,349	75,492

Total	¥88,434	¥88,558

7.	COMPREHENSIVE INCOME

The components of other comprehensive income for the years ended March 31, 2015 and 2016 were as follows:

	Millions of Yen
	2015	2016
Unrealized gain (loss) on available-for-sale securities:
Gain (loss) arising during the year	¥2,451,982	¥(270,406)
Reclassification adjustments to loss	(234,112)	(292,154)

Amount before income tax effect	2,217,870	(562,560)
Income tax effect	(622,365)	216,339

Total	1,595,505	(346,220)

Deferred gain on derivatives under hedge accounting:
Gain arising during the year	21,352	297,261
Reclassification adjustments to profit	66,845	63,562

Amount before income tax effect	88,198	360,824
Income tax effect	(10,831)	(108,152)

Total	77,367	252,671

Land revaluation surplus:
Gain arising during the year	—	—
Reclassification adjustments to profit or loss	—	—

Amount before income tax effect	—	—
Income tax effect	14,149	7,055

Total	14,149	7,055

	Millions of Yen
	2015	2016
Foreign currency translation adjustments:
Gain (loss) arising during the year	442,159	(221,119)
Reclassification adjustments to profit	307	1,243

Amount before income tax effect	442,466	(219,876)
Income tax effect	—	5,603

Total	442,466	(214,273)

Defined retirement benefit plans
Gain (loss) arising during the year	13,984	(222,444)
Reclassification adjustments to profit	24,645	17,198

Amount before income tax effect	38,630	(205,246)
Income tax effect	(10,750)	63,349

Total	27,880	(141,896)

Share of other comprehensive income in affiliates accounted for using the equity method:
Gain arising during the year	157,560	36,555
Reclassification adjustments to loss	(6,668)	(11,795)

Total	150,891	24,759

Total other comprehensive income	¥2,308,260	¥(417,903)

8.	FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Disclosures on Financial Instruments

(1)	Policy for financial instruments

MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services. In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates and other market conditions, MUFG conducts comprehensive asset and liability management (“ALM”) by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, MUFG raises capital from the market and hedges risks through derivative transactions.

(2)	Nature and extent of risks arising from financial instruments

MUFG holds various types of financial instruments such as loans, securities and derivatives and is thus exposed to credit and market risks.

Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.

Market risk mainly arises from fluctuations in domestic and overseas interest rates, foreign exchange rates and market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of MUFG’s bond portfolio consisting of government and other bonds, and a rise in Japanese yen would reduce the value of foreign currency denominated securities and other assets when converted into Japanese yen. MUFG also invests in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of trading and ALM activities, MUFG holds derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting transactions for purposes of hedging risks associated with derivative products, MUFG hedges against interest rate risks with items including forecasted transactions involving fixed and variable rate deposits, loans and bonds through designated hedging instruments including interest rate swaps. MUFG hedges against foreign exchange rate fluctuation risks associated with instruments such as foreign currency denominated monetary assets and liabilities through hedging instruments including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, MUFG designs hedging activities so that the material terms of the hedging instruments are almost identical to those of the hedged items. In limited circumstances, effectiveness of hedging activities is assessed by verification of the correlation between factors that cause changes in interest rates.

(3)	Risk management for financial instruments

Credit risk management

MUFG regularly monitors and assesses the credit portfolios and uses credit rating systems and asset self-assessment systems to ensure timely and proper evaluation of credit risk. Based on the credit risk control rules, MUFG has established a credit risk control system throughout MUFG.

Within the basic framework of MUFG’s credit risk control system based on MUFG’s credit risk control rules, each group company has established a consolidated and global credit risk control system while MUFG monitors group-wide credit risk. MUFG provides training and advice when necessary in addition to monitoring credit risk management conducted by its group companies.

In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.

MUFG holds regular management committee meetings to ensure full reporting and discussion on important credit risk management and administration matters.

In addition to providing check and balance between different sections and conducting management level deliberations, the audit department also undertakes to verify credit operations to ensure appropriate credit administration.

Market risk management

(a)	Risk management system

MUFG has adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). MUFG monitors group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.

The major group companies have established back offices (the operations administration section) and middle offices (the risk control section) which are independent from front offices (the market department), by which checks and balances are maintained. As part of risk control by management, the Board of Directors establishes the framework for the market risk management system while authorities relating to market operations are defined at management meetings. Furthermore, MUFG allocates economic capital corresponding to the volume of market risk within the scope of the MUFG’s capital base and establishes quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain MUFG’s exposure to risks and losses within a certain range.

(b)	Market risk management

MUFG regularly reports the status on group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each group company to the ALM Committees and the Corporate Risk Management Committee; while each group company internally reports daily to its risk management officer on the status of exposure to market risk and compliance with quantitative limits on market risk and losses, MUFG conducts comprehensive analyses on risk profiles including stress testing.

MUFG administers risks at each business unit by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using securities and derivatives as appropriate. With respect to trading account transactions and their administration, MUFG documents the process and periodically verifies through internal audits that the valuation methods and operation of such transactions are appropriate.

(c)	Market risk measurement model

Since the daily variation in market risk is significantly greater than that in other types of risks, MUFG measures and manages market risk using the Value at Risk (the “VaR”), and Value at Idiosyncratic Risk (the “VaI”) on a daily basis. Market risk for both trading and banking activities (excluding strategic equity securities) is measured using a uniform market risk measurement model. The principal model used for these activities is historical simulation model (holding period — 10 business days; confidence interval — 99%; and observation period — 701 business days).

*	Market risk can be classified into “general market risk” defined as the risk of suffering loss due to the volatility in the general market trend, and “specific market risk” defined as the risk of suffering loss due to the volatility of specific financial instruments such as debt securities or shares, independent of the general market trend. The amount of general market risk calculated by a market risk measurement model is called VaR, while the amount of specific market risk is called VaI.

*	The historical simulation method calculates VaR and VaI amount by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations and the ability to rigorously measure the risk arising from options. However, because VaR and VaI measure market risk volume with a fixed event probability calculated statistically based on past market changes, they may not be able to ascertain risks when market volatility reaches abnormal levels.

(d)	Quantitative information in respect of market risk

(i)	Amount of Market Risk Associated with Trading Activities

The amount of consolidated market risk associated with trading activities across MUFG was ¥212 hundred million and ¥219 hundred million as of March 31, 2016 and 2015, respectively.

(ii)	Amount of Market Risk Associated with Banking Activities

The amount of consolidated market risk associated with banking activities (excluding strategic equity securities) across MUFG was ¥5,403 hundred million and ¥4,173 hundred million as of March 31, 2016 and 2015, respectively. As an appropriate identification of interest rate risk is vital to banking activities (excluding strategic equity securities), the risk is managed based on the following assumptions for appropriate measurement of core deposit and prepayment in loans and deposits. For a certain part of the deposits without contractual maturities (so called core deposit), interest rate risk is recognized by allocating maturities of various terms (no longer than ten years), taking into account the results of the statistical analysis using the data on the transition of balance by product, prospective of deposit interest rate and other business judgments. The amount of core deposits and the method of allocating maturities are reviewed on a regular basis. Meanwhile, the deposits and loans with contractual maturities involve risks associated with premature repayment or cancellation. These risks are reflected in interest rate risks by estimating the ratio of cancellations through the statistical analysis based on the factors including interest rate change and actual repayments and cancellations.

(iii)	Risk of strategic equity portfolio

The market value of the strategically held stocks (publicly traded) of MUFG as of March 31, 2016 and 2015 was subject to a variation of approximately ¥36 hundred million and ¥37 hundred million, respectively, when the TOPIX index moves one point in either direction.

(e)	Backtesting

MUFG conducts backtesting in which a one-day holding period of VaR computed by the model is compared with hypothetical profit or loss on a daily basis to verify the accuracy of the market risk measurement model. MUFG also endeavors to secure the accuracy by verifying the reasonableness of assumptions used by the market risk measurement model and identifying the characteristics of the market risk measurement model in use from diversified viewpoints.

The results of backtesting for the years ended March 31, 2016 and 2015 in the trading activities of MUFG showed that hypothetical loss never exceeded VaR. Since the frequency of the excess falls within four times, it is considered that MUFG’s VaR model provided reasonably accurate measurements of market risk.

(f)	Stress testing

The historical simulation method, in which the potential loss for a certain period (10 business days) is calculated by applying market fluctuations over a fixed period in the past (701 business days, approximately 3 years) to the current portfolio held, is adopted for VaR measured by a market risk measurement model. For this reason, losses greater than VaR may arise in cases where a market fluctuation before the observation period occurs or each risk factors such as interest rates and exchange rates show different moves from historical correlations.

As a means to measure expected losses that cannot be captured by these current risk measurement method models, MUFG conducts stress testing using various scenarios. The amount of losses expected when the greatest fluctuation in each risk factor of the last 10 years or actual market fluctuations of more than 10 years ago are applied to the current portfolio on a quarterly basis is observed regularly.

By conducting stress testing as appropriate using various scenarios in view of future forecasts, each of the group companies makes an effort to apprehend where risks lie and aim to manage its assets more stably and securely.

Management of liquidity risk associated with fund raising activities

The major group companies strive to secure appropriate liquidity in both Japanese yen and foreign currencies by managing the sources of capital and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level. Specifically, the Board of Directors provides the framework for liquidity risk management, operates businesses in various stages according to the urgency of funding needs and exercises management at each such stage. The liquidity risk management department independent from others is designed to perform checking functions. The department reports to the ALM Committee and the Board of Directors the results from its activities such as evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for liquidity risk management and other appropriate bodies such as the ALM Committee.

(4)	Supplementary explanation on fair value, etc. of financial instruments

The fair value of financial instruments includes, in addition to the value determined based on the market price, a valuation calculated on a reasonable basis if no market price is available. Certain assumptions are used for the calculation of such amount. Accordingly, the result of such calculation may vary if different assumptions are used.

Fair value of financial instruments

The following table summarizes the carrying amount and the fair value of financial instruments as of March 31, 2015 and 2016 together with their differences. Note that the following table does not include unlisted equity securities or certain other securities whose fair value cannot be reliably determined (see Note 2).

		Millions of Yen
		March 31, 2015
		Carrying amount	Fair value	Unrealized gain (loss)
(1)	Cash and due from banks	¥40,488,318	¥40,488,318	¥—
(2)	Call loans and bills bought	604,625	604,625	—
(3)	Receivables under resale agreements	7,342,335	7,342,335	—
(4)	Receivables under securities borrowing transactions	4,633,544	4,633,544	—
(5)	Monetary claims bought *1	4,570,712	4,592,452	21,740
(6)	Trading assets	7,842,240	7,842,240	—
(7)	Money held in trust	700,218	700,218	—
(8)	Securities:
	Held-to-maturity securities	2,132,633	2,163,002	30,369
	Available-for-sale securities	68,693,442	68,693,442	—
(9)	Loans and bills discounted	109,368,340
	Allowance for credit losses *1	(835,232)

		108,533,107	110,121,810	1,588,703

(10)	Foreign exchange assets *1	2,187,311	2,187,311	—

Total assets		¥247,728,488	¥249,369,301	¥1,640,812

		Millions of Yen
		March 31, 2015
		Carrying amount	Fair value	Unrealized gain (loss)
(1)	Deposits	¥153,357,410	¥153,385,206	¥27,795
(2)	Negotiable certificates of deposit	16,073,850	16,077,578	3,727
(3)	Call money and bills sold	3,600,104	3,600,104	—
(4)	Payables under repurchase agreements	21,899,506	21,899,506	—
(5)	Payables under securities lending transactions	8,205,350	8,205,350	—
(6)	Commercial paper	2,179,634	2,179,634	—
(7)	Trading liabilities	2,518,427	2,518,427	—
(8)	Borrowed money	13,866,196	13,886,485	20,288
(9)	Foreign exchange liabilities	1,496,476	1,496,476	—
(10)	Short-term bonds payable	789,512	789,512	—
(11)	Bonds payable	8,141,713	8,286,394	144,680
(12)	Due to trust accounts	3,183,295	3,183,295	—

Total liabilities		¥235,311,478	¥235,507,970	¥196,492

Derivatives *2:
To which hedge accounting is not applied		¥202,108	¥202,108	¥—
To which hedge accounting is applied		(197,910)	(197,910)	—

Total derivatives		¥4,197	¥4,197	¥—

	Millions of Yen
	March 31, 2016
	Carrying amount	Fair value	Unrealized gain (loss)
(1) Cash and due from banks	¥49,158,293	¥49,158,293	¥—
(2) Call loans and bills bought	660,015	660,015	—
(3) Receivables under resale agreements	7,466,633	7,466,633	—
(4) Receivables under securities borrowing transactions	6,041,983	6,041,983	—
(5) Monetary claims bought *1	4,733,393	4,730,669	(2,723)
(6) Trading assets	4,569,638	4,569,638	—
(7) Money held in trust	679,678	679,243	(435)
(8) Securities:
Held-to-maturity securities	2,334,278	2,399,033	64,754
Available-for-sale securities	64,843,522	64,843,522	—
(9) Loans and bills discounted	113,756,325
Allowance for credit losses *1	(921,546)

	112,834,779	114,507,040	1,672,261

(10) Foreign exchange assets *1	1,792,888	1,792,888	—

Total assets	¥255,115,104	¥256,848,961	¥1,733,857

	Millions of Yen
	March 31, 2016
	Carrying amount	Fair value	Unrealized gain (loss)
(1) Deposits	¥160,965,056	¥161,003,509	¥38,452
(2) Negotiable certificates of deposit	11,591,578	11,596,148	4,569
(3) Call money and bills sold	1,360,238	1,360,238	—
(4) Payables under repurchase agreements	23,515,240	23,515,240	—
(5) Payables under securities lending transactions	4,710,407	4,710,407	—
(6) Commercial paper	2,292,282	2,292,282	—
(7) Trading liabilities	1,655,277	1,655,277	—
(8) Borrowed money	12,482,277	12,527,811	45,533
(9) Foreign exchange liabilities	2,054,937	2,054,937	—
(10) Short-term bonds payable	752,492	752,492	—
(11) Bonds payable	9,190,542	9,342,105	151,563
(12) Due to trust accounts	13,296,033	13,296,033	—

Total liabilities	¥243,866,364	¥244,106,483	¥240,118

Derivatives *2:
To which hedge accounting is not applied	¥345,179	¥345,179	—
To which hedge accounting is applied	513,695	513,695	—

Total derivatives	¥858,875	¥858,875	¥—

*1	General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the carrying amount is shown because the amount of allowance for credit losses corresponding to these items is insignificant.
*2	Derivatives in trading assets and liabilities and in other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

Notes:

1.	Methods used for determining the fair value of financial instruments are as follows:

Assets

(1)	“Cash and due from banks”

For deposits without maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. For deposits with maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the remaining maturity period of the majority of such deposits is short (maturity within one year).

(2)	“Call loans and bills bought,” (3) “Receivables under resale agreements,” and (4) “Receivables under securities borrowing transactions”

For each of these items, the majority of transactions are short contract terms (one year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(5)	“Monetary claims bought”

The fair value of “Monetary claims bought” is determined based on the price quoted by the financial institutions from which these claims were purchased or on the amount reasonably calculated based on the reasonable estimation.

For certain securitized products whose underlying assets are corporate loan receivables, the fair value is determined by taking into account an amount calculated by discounting the expected future cash flow, which is derived from such factors as default probability and prepayment rate derived from analyses of the underlying assets and discounted at a rate, which is the yield of such securitized products adjusted for the liquidity premium based on the actual historical market data, as well as the price obtained from external parties (brokers, etc.). For other securitized products, the fair value is determined based on the price obtained from external parties after considering the result of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices.

For other monetary claims bought to which these methods do not apply, the carrying amount is presented as the fair value, as the fair value approximates such carrying value from their qualitative viewpoint.

(6)	“Trading assets”

For securities such as bonds that are held for trading purposes, the fair value is determined based on the market price at the exchange, the price quoted by the financial institutions from which these securities were purchased or the present value of the expected future cash flows discounted at the interest rate which is the adjusted market interest rate on the evaluation date.

(7)	“Money held in trust”

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the price quoted by the financial institutions from which these securities were purchased.

(8)	“Securities”

The fair value of equity securities is determined based on the price quoted by the exchange and the fair value of bonds is determined based on the price quoted by the exchange, the financial institutions from which they were purchased or on the amount reasonably calculated. The fair value of investment trusts is determined based on the publicly available price. For privately placed guaranteed bonds held by MUFG’s bank or trust subsidiaries, the fair value is determined based on the present value of expected future cash flows, which is adjusted to reflect default risk, amount to be collected from collateral, guarantees, guarantee fees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. The value of variable rate Japanese government bonds is determined by discounting the expected future cash flow estimated based on factors such as the yield of government bonds, and the discounting rate is based on the yield of such government bonds, the value of embedded options and the liquidity premium based on the actual market premiums observed in the past.

(9)	“Loans and bills discounted”

With respect to loans, for each category of loans based on types of loans, internal ratings and maturity length, the fair value is determined based on the present value of expected future cash flows, which is adjusted to reflect default risk and expected amount to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. For loans with variable interest rates such as certain residential loans provided to individual homeowners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. For receivables from “bankrupt,” “virtually bankrupt” and “likely to become bankrupt” borrowers, credit loss is estimated based on factors such as the present value of expected future cash flow or the expected amount to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheets as of the consolidated balance sheet date, such amount is presented as the fair value. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps of forward exchange contracts and other contracts.

(10)	“Foreign exchange assets”

“Foreign exchange assets” consist of foreign currency deposits with other banks (due from foreign banks (our accounts)), short-term loans involving foreign currencies (due from foreign banks (their accounts)), export bills, traveler’s checks, etc. (foreign bills bought), and loans on notes using import bills (foreign bills receivable). For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because most of these items are deposits without maturity or have short contract terms (one year or less).

Liabilities

(1)	“Deposits” and (2) “Negotiable certificates of deposit”

For demand deposits, the amount payable on demand as of the fiscal year end date (i.e., the carrying amount) is considered to be the fair value. For variable rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits is the present value of discounted expected future cash flow. The discount rate used is the interest rate that would be applied to newly accepted deposits.

(3)	“Call money and bills sold,” (4) “Payables under repurchase agreements,” (5) “Payables under securities lending transactions” and (6) “Commercial paper”

For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the majority of them are short contract terms (one year or less).

(7)	“Trading liabilities”

For securities such as bonds that are sold short for trading purposes, the fair value is determined based on the price quoted by the exchange or the financial institutions to which these securities were sold.

(8)	“Borrowed money”

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is done so on the basis that the market interest rate is reflected in the fair value set within a short time period for such floating rate borrowings and that there has been no significant change in MUFG’s nor the subsidiaries’ creditworthiness after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flow from these borrowings grouped by certain maturity lengths, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or its subsidiaries.

(9)	“Foreign exchange liabilities”

Among foreign exchange contracts, foreign currency deposits accepted from other banks and non-resident Japanese yen deposits (due to other foreign banks) are deposits without maturity. Moreover, foreign currency short-term borrowings have short contract terms (one year or less). Thus, the carrying amount is presented as the fair value for these contracts as the fair value approximates such carrying amount.

(10)	“Short-term bonds payable”

For short-term bonds payable, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they carried short contract terms (one year or less).

(11)	“Bonds payable”

The fair value of corporate bonds issued by MUFG is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flow discounted at an interest rate generally applicable to issuance of similar corporate bonds. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant change in the creditworthiness of MUFG after the issuance. For fixed rate corporate bonds, the fair value is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or its subsidiaries. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(12)	“Due to trust accounts”

Since these are cash deposits with no maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

2.	The following table summarizes financial instruments whose fair value cannot be reliably determined (before deducting valuation allowance): These securities are not included in the amount presented under the line item “Assets-Available-for-sale securities” in the table summarizing fair value of financial instruments.

	Millions of Yen
	Carrying amount
	March 31, 2015	March 31, 2016
Unlisted equity securities *1 *2	¥152,215	¥196,345
Investment in partnerships, etc. *2 *3	165,933	59,513
Other *2	865	966

Total	¥319,014	¥256,825

*1	Unlisted equity securities do not have quoted market prices. Since fair values of these securities cannot be reliably determined, their fair value is not disclosed.
*2	With respect to unlisted equity securities, an impairment loss of ¥3,025 million and ¥15,378 million was recorded in the fiscal years ended March 31, 2015 and 2016, respectively.
*3	Investments in partnerships mainly include anonymous partnerships and investment business partnerships, etc. Since fair values of these securities cannot be reliably determined, their fair value is not disclosed.

3.	Maturity analysis for financial assets and securities with contractual maturities

	Millions of Yen
	March 31, 2015
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities *1 *2:	¥16,153,708	¥12,156,930	¥11,744,624	¥5,639,220	¥9,522,210	¥9,347,988
Held-to-maturity securities:	25,287	912	114,509	410,065	2,059,340	1,499,993
Japanese government bonds	24,978	24	—	—	1,101,209	—
Foreign bonds	309	887	70,412	14,451	95,580	824,779
Other	—	—	44,096	395,613	862,551	675,213
Available-for-sale securities with contractual maturities:	16,128,421	12,156,017	11,630,115	5,229,155	7,462,869	7,847,995
Japanese government bonds	12,912,262	7,555,330	6,465,748	3,069,848	1,549,215	2,532,029
Municipal bonds	8,288	56,030	53,889	—	69,720	388
Corporate bonds	226,215	467,943	359,350	119,319	260,388	814,390
Foreign bonds	2,897,030	3,961,485	4,015,451	2,019,474	5,451,507	4,198,390
Other	84,624	115,227	735,675	20,514	132,037	302,797
Loans *1 *3	45,468,441	19,817,891	16,029,240	6,224,979	5,867,825	15,116,576

Total	¥61,622,149	¥31,974,821	¥27,773,865	¥11,864,200	¥15,390,035	¥24,464,565

*1	The amounts above are stated using the carrying amounts.
*2	Securities include trust beneficiaries of “Monetary claims bought.”
*3	Loans do not include those amounts whose repayment schedules cannot be determined including due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥843,385 million.

	Millions of Yen
	March 31, 2016
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities *1 *2:	¥14,430,659	¥9,891,665	¥9,807,561	¥5,153,845	¥11,640,737	¥10,975,280
Held-to-maturity securities:	808	816	131,589	396,861	2,047,256	1,293,363
Japanese government bonds	25	—	—	—	1,101,082	—
Foreign bonds	783	816	68,846	123,121	13,661	1,025,942
Other	—	—	62,742	273,740	932,512	267,420
Available-for-sale securities with contractual maturities:	14,429,851	9,890,849	9,675,972	4,756,983	9,593,481	9,681,917
Japanese government bonds	10,790,784	5,491,168	3,057,487	1,649,157	3,009,125	3,258,275
Municipal bonds	10,160	90,933	15,997	—	328,008	4,229
Corporate bonds	180,440	365,244	253,871	132,070	644,446	1,041,348
Foreign bonds	3,376,398	3,625,445	6,176,282	2,936,246	5,351,711	5,166,322
Other	72,067	318,057	172,334	39,508	260,188	211,740
Loans *1 *3	48,231,539	20,402,608	16,172,648	6,374,760	5,964,861	15,431,165

Total	¥62,662,199	¥30,294,274	¥25,980,210	¥11,528,606	¥17,605,598	¥26,406,445

*1	The amounts above are stated using the carrying amounts.
*2	Securities include trust beneficiaries of “Monetary claims bought.”
*3	Loans do not include those amounts whose repayment schedules cannot be determined including due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥1,178,741 million.

4.	Maturity analysis for “Time deposits,” “Negotiable certificates of deposit” and other interest bearing liabilities

	Millions of Yen
	March 31, 2015
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit *1	¥60,804,752	¥9,118,897	¥1,506,045	¥83,453	¥104,427	¥172
Borrowed money *1 *2 *3	5,953,856	2,030,784	4,791,138	213,726	494,204	382,486
Bonds *1 *2	1,043,875	2,490,660	1,488,365	1,230,097	954,579	934,135

Total	¥67,802,484	¥13,640,342	¥7,785,549	¥1,527,277	¥1,553,211	¥1,316,794

*1	The amounts above are stated at the carrying amount.
*2	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
*3	There was no outstanding balance of rediscounted bills as of March 31, 2015.

	Millions of Yen
	March 31, 2016
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit *1	¥53,872,072	¥8,988,863	¥1,548,145	¥69,105	¥123,074	¥1,083
Borrowed money *1 *2 *3	4,939,853	3,922,694	2,454,199	359,207	423,536	382,786
Bonds *1 *2	1,419,905	2,146,133	1,816,275	1,265,288	987,646	1,555,291

Total	¥60,231,831	¥15,057,691	¥5,818,620	¥1,693,601	¥1,534,257	¥1,939,162

*1	The amounts above are stated at the carrying amount.
*2	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
*3	There was no outstanding balance of rediscounted bills as of March 31, 2016.

9.	DERIVATIVES

I.	Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts, fair values and related valuation gains (losses) as of the end of the specified fiscal year by transaction type and fair value valuation method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

		Millions of Yen
		March 31, 2015
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥12,015,705	¥5,051,182	¥(30,879)	¥(30,879)
	Bought	12,045,962	11,616,945	40,859	40,859
Interest rate options	Sold	6,747,823	273,025	(1,789)	(814)
	Bought	5,640,035	121,870	2,089	424
OTC transactions:
Forward rate agreements	Sold	46,011,917	413,295	5,108	5,108
	Bought	44,924,392	1,112,926	(4,688)	(4,688)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	414,693,962	326,355,640	9,755,416	9,755,416
	Receivable floating rate/ Payable fixed rate	409,867,678	319,394,352	(9,512,887)	(9,512,887)
	Receivable floating rate/ Payable floating rate	70,083,371	58,878,944	28,818	28,818
	Receivable fixed rate/ Payable fixed rate	420,028	275,321	3,934	3,934
Interest rate swaptions	Sold	34,126,296	21,029,147	(824,075)	(222,570)
	Bought	31,319,059	18,775,849	757,069	224,221
Other	Sold	3,754,220	2,615,930	(48,404)	(29,414)
	Bought	3,980,492	2,908,990	60,102	35,305

Total		—	—	¥230,674	¥292,833

Notes:
1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		Millions of Yen
		March 31, 2016
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:
Interest rate futures	Sold	¥5,884,594	¥3,915,036	¥(3,796)	¥(3,796)
	Bought	16,513,663	11,722,714	11,592	11,592
Interest rate options	Sold	1,655,317	15,003	(108)	82
	Bought	1,602,451	—	123	(180)
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	39,821,214	529,083	(1,474)	(1,474)
	Bought	40,875,918	237,386	(596)	(596)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	456,168,774	361,183,148	14,593,288	14,593,288
	Receivable floating rate/ Payable fixed rate	450,130,967	370,696,143	(14,301,769)	(14,301,769)
	Receivable floating rate/ Payable floating rate	82,276,639	69,785,725	85,444	85,444
	Receivable fixed rate/ Payable fixed rate	427,622	367,231	1,966	1,966
Interest rate swaptions	Sold	28,059,197	19,850,840	(877,013)	(269,451)
	Bought	26,277,391	18,199,977	709,775	188,983
Other	Sold	3,052,623	2,276,144	(47,111)	(26,605)
	Bought	3,560,785	2,475,805	53,431	26,194

Total		—	—	¥223,753	¥303,679

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(2)	Currency-related derivatives

		Millions of Yen
		March 31, 2015
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥190,462	¥—	¥860	¥860
	Bought	96,078	—	(494)	(494)
OTC transactions:
Currency swaps		51,446,610	41,215,463	(22,479)	(22,479)
Forward contracts on foreign exchange	Sold	54,505,683	2,996,892	(157,967)	(157,958)
	Bought	53,628,716	2,871,458	269,396	269,396
Currency options	Sold	9,104,051	4,535,862	(488,192)	(126,899)
	Bought	8,912,057	4,359,025	354,481	62,203

Total		—	—	¥(44,396)	¥24,627

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥411,256	¥9,116	¥(3,061)	¥(3,061)
	Bought	566,313	330,122	10,865	10,865
OTC transactions:
Currency swaps		57,930,388	42,287,749	(32,737)	(32,737)
Forward contracts on foreign exchange	Sold	61,127,116	2,574,392	265,814	265,814
	Bought	58,156,644	2,494,970	(127,107)	(127,107)
Currency options	Sold	8,838,234	4,191,123	(244,520)	59,821
	Bought	8,312,526	3,787,864	217,566	(28,218)

Total		—	—	¥86,818	¥145,375

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

(3)	Equity-related derivatives

		Millions of Yen
		March 31, 2015
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥708,824	¥27,140	¥(10,377)	¥(10,377)
	Bought	180,613	51,733	21,897	21,897
Stock index options	Sold	784,556	291,412	(93,437)	(51,879)
	Bought	725,610	264,026	71,559	8,196
OTC transactions:
OTC securities option transactions	Sold	659,269	518,841	(132,687)	(97,066)
	Bought	554,207	451,166	136,498	118,636
OTC securities index swap transactions	Receipt of stock price index volatility / payment of interest rates	56,899	56,887	5,665	5,665
	Receipt of interest rates / payment of stock price index volatility	68,540	45,880	1,865	1,865
Forward transactions in OTC securities indexes	Sold	6,788	—	245	245
	Bought	14,832	—	1,004	1,004
Total return swaps	Sold	—	—	—	—
	Bought	6,723	6,723	(211)	(211)

Total		—	—	¥2,021	¥(2,024)

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥495,166	¥28,533	¥36	¥36
	Bought	168,956	27,306	4,419	4,419
Stock index options	Sold	900,200	438,503	(88,295)	(6,351)
	Bought	679,463	319,969	60,160	(832)
OTC transactions:
OTC securities option transactions	Sold	686,080	477,944	(104,181)	(76,012)
	Bought	628,455	442,058	106,546	89,398
OTC securities index swap transactions	Receipt of stock price index volatility / payment of interest rates	50,057	33,654	(6,556)	(6,556)
	Receipt of interest rates / payment of stock price index volatility	193,760	155,664	42,420	42,420
Forward transactions in OTC securities indexes	Sold	4,001	—	14	14
	Bought	18,353	—	(758)	(758)
Total return swaps	Sold	—	—	—	—
	Bought	8,056	—	(186)	(186)

Total		—	—	¥13,620	¥45,592

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(4)	Bond-related derivatives

		Millions of Yen
		March 31, 2015
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥864,768	¥—	¥(169)	¥(169)
	Bought	429,841	—	1,696	1,696
Bond futures options	Sold	1,193,214	—	(2,061)	(578)
	Bought	947,678	—	2,032	(509)
OTC transactions:
Bond OTC options	Sold	246,854	—	(4,694)	(1,861)
	Bought	164,990	—	1,748	595
Bond OTC swaps	Receivable fixed rate / payable variable rate	28,100	28,100	2,395	2,395
	Receivable variable rate / payable fixed rate	3,000	2,000	126	126
	Receivable variable rate / payable variable rate	278,169	278,169	11,691	11,691
	Receivable fixed rate / payable fixed rate	32,000	32,000	4,103	4,103

Total		—	—	¥16,868	¥17,489

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.
The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥364,277	¥—	¥(179)	¥(179)
	Bought	308,407	—	(411)	(411)
Bond futures options	Sold	61,737	—	(96)	13
	Bought	161,790	—	324	20
OTC transactions:
Bond OTC options	Sold	158,030	—	(666)	207
	Bought	172,082	—	1,781	953
Bond forward contracts	Sold	5,272	—	(32)	(32)
	Bought	70	—	0	0
Bond OTC swaps	Receivable fixed rate / payable variable rate	38,100	38,100	6,575	6,575
	Receivable variable rate / payable fixed rate	2,000	2,000	70	70
	Receivable variable rate / payable variable rate	384,093	384,093	(4,907)	(4,907)
	Receivable fixed rate / payable fixed rate	27,000	27,000	5,141	5,141

Total		—	—	¥7,600	¥7,452

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.
The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(5)	Commodity-related derivatives

		Millions of Yen
		March 31, 2015
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Commodity futures	Sold	¥—	¥—	¥—	¥—
	Bought	145	—	(9)	(9)
OTC transactions:
Commodity swaps	Receivable index volatility/Payable floating rate	294,866	166,802	(5,360)	(5,360)
	Receivable floating rate/Payable index volatility	344,071	178,639	5,607	5,607
Commodity options	Sold	171,492	99,105	(12,942)	(12,906)
	Bought	171,287	98,904	12,830	12,813

Total		—	—	¥125	¥143

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the International Petroleum Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.

3.	The commodities are mainly those related to oil.

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable floating rate	¥209,215	¥126,376	¥(38,485)	¥(38,485)
	Receivable floating rate/ Payable index volatility	252,698	140,461	44,459	44,459
Commodity options	Sold	117,205	71,840	(9,120)	(9,118)
	Bought	117,106	71,740	9,068	9,066

Total		—	—	¥5,921	¥5,922

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The Commodities are mainly those related to oil.

(6)	Credit-related derivatives

		Millions of Yen
		March 31, 2015
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥3,337,211	¥2,681,504	¥41,760	¥41,760
	Bought	3,527,732	2,778,440	(42,130)	(42,130)
Total rate of return swaps	Sold	—	—	—	—
	Bought	17,993	—	(3,223)	(3,223)

Total		—	—	¥(3,593)	¥(3,593)

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥3,008,784	¥2,393,985	¥26,068	¥26,068
	Bought	3,266,898	2,508,072	(19,987)	(19,987)
Total rate of return swaps	Sold	—	—	—	—
	Bought	111,818	68,928	110	110

Total		—	—	¥6,191	¥6,191

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

(7)	Other derivatives

		Millions of Yen
		March 31, 2015
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥34,823	¥27,823	¥(1,615)	¥(72)
	Bought	34,823	27,823	1,615	670
SVF Wrap Products	Sold	2,214,874	1,228,514	(0)	(0)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,674	3,571	408	408

Total		—	—	¥408	¥1,005

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		Millions of Yen
		March 31, 2016
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥33,775	¥15,451	¥(505)	¥(164)
	Bought	34,478	15,813	1,214	323
SVF Wrap Products	Sold	2,102,876	1,261,963	(1)	(1)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,321	5,321	566	566

Total		—	—	¥1,273	¥724

Notes:

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

II.	Derivatives to which hedge accounting is applied

With respect to derivatives to which hedge accounting is applied, their contract amounts or notional principal amounts and the fair values as of the end of the specified fiscal year by transaction type, hedge accounting method and fair value valuation method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

			Millions of Yen
			March 31, 2015
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:	Interest earning financial assets or interest bearing financial liabilities such as loans, and deposits
	Receivable fixed rate/ Payable floating rate		¥20,656,645	¥20,157,984	¥221,765
	Receivable floating rate/ Payable fixed rate		14,329,118	13,548,797	(170,294)
	Interest rate futures		1,254,975	657,612	(3,272)
Fair value hedge accounting	Interest rate swaps:	Available-for-sale securities (debt securities)
	Receivable floating rate/ Payable fixed rate		102,832	102,832	(2,382)
Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	481,722	481,722	Notes 3
	Receivable floating rate/ Payable fixed rate		290,703	223,844

Total			—	—	¥45,816

Notes:

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Tokyo Financial Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

3.	The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments and Related Disclosures” section.

			Millions of Yen
			March 31, 2016
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:	Interest earning financial assets or interest bearing financial liabilities such as loans, and deposits
	Receivable fixed rate/ Payable floating rate		¥19,526,390	¥17,879,192	¥524,228
	Receivable floating rate/ Payable fixed rate		10,698,766	10,139,694	(280,957)
	Interest rate futures		2,192,633	1,441,979	1,278
Fair value hedge accounting	Interest rate swaps:	Available-for-sale securities (debt securities)
	Receivable floating rate/ Payable fixed rate		151,611	125,708	(2,468)
Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	654,685	654,685	Notes 3
	Receivable floating rate/ Payable fixed rate		259,525	188,381

Total			—	—	¥242,081

Notes:

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Tokyo Financial Exchange or other exchanges as of the end of the fiscal year.
The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.
3.	The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments and Related Disclosures” section.

(2)	Currency-related derivatives

			Millions of Yen
			March 31, 2015
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥19,297,593	¥13,445,018	¥(261,530)
	Foreign currency forward contracts	Investments in equity interests in foreign subsidiaries	290,114	199,256	5,732
Allocation method	Currency swaps	Loans denominated in foreign currencies, borrowings or other transactions	127,260	122,789	Notes 3

Total			—	—	¥(255,798)

Notes:

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”
2.	The fair values are calculated using the discounted present value model or other methods.
3.	The fair values of foreign currency forward contracts accounted for in accordance with the provisional hedge accounting treatment for foreign currency forward contracts are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments and Related Disclosures” section.

			Millions of Yen
			March 31, 2016
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥18,829,897	¥13,401,852	¥262,685
	Foreign currency forward contracts	Investments in equity interests in foreign subsidiaries	299,775	25,582	9,434
Allocation method	Currency swaps	Loans denominated in foreign currencies, borrowings or other transactions	152,394	135,344	Notes 3

Total			—	—	¥272,120

Notes:

1.	These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”
2.	The fair values are calculated using the discounted present value model or other methods.
3.	The fair values of foreign currency forward contracts accounted for in accordance with the provisional hedge accounting treatment for foreign currency forward contracts are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments and Related Disclosures” section.

(3)	Equity-related derivatives

			Millions of Yen
			March 31, 2015
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Stock index futures	Available-for-sale securities (equity securities)	¥1,089	¥—	¥(4)
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	338,086	—	7,144

Total			—	—	¥7,140

Note:	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model or other methods.

			Millions of Yen
			March 31, 2016
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Stock index futures	Available-for-sale securities (investment trust)	¥945	¥—	¥(3)
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	275,225	21,591	419

Total			—	—	¥416

Note:	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year. The fair values of OTC transactions are calculated using the discounted present value model or other methods.

(4)	Bond-related derivatives

			Millions of Yen
			March 31, 2015
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	OTC bond options	Available-for-sale securities (debt securities)	¥3,968,000	¥—	¥4,908
Note: The fair values are calculated using the option-pricing model or other methods.
			Millions of Yen
			March 31, 2016
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	OTC bond options	Available-for-sale securities (debt securities)	¥652,200	¥—	¥(920)

Note: The fair values are calculated using the option-pricing model or other methods.

10.	SEGMENT INFORMATION

I.	Business Segment Information

(1)	Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG for which separate financial information is available and which its executive committee regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG engages in a wide range of sophisticated financial businesses through its group companies that include commercial banks, trust banks, securities companies, credit card companies and consumer finance companies. MUFG operates under an integrated business group system comprising five core business areas — Retail, Corporate, Global Business, Trust Assets and Global Markets — designed to enhance its operations as an integrated group. Managing its group companies under this system, MUFG provides value-added financial products and services to customers in a timely manner.

MUFG’s group companies are managed using a matrix framework consisting of several business segments identified based on the integrated business group system as well as through individual group companies. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG has identified as its reporting segments the following core entities (on a consolidated basis), each operating in a different industry and regulatory environment:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) — Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) — Banking and trust banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) — Securities

Consumer Finance Subsidiaries (CFS) — Credit card and consumer finance (*)

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

Starting the fiscal year ended March 31, 2016, a subsidiary engaged in the securities business, which was previously included in the BTMU segment, is included in the MUSHD segment. This subsidiary of BTMU became a subsidiary of MUSHD on April 1, 2015, and is currently managed as part of MUSHD.

In addition, starting the fiscal year ended March 31, 2016, a subsidiary engaged in the asset management business, which was previously included in the MUSHD segment, is included in the MUTB segment. This subsidiary of MUSHD merged with a subsidiary of MUTB on July 1, 2015, and is currently managed as part of MUTB.

The segment information for the fiscal year ended March 31, 2015 has been restated to reflect the foregoing changes in reporting segments.

(2)	Information on Ordinary Income (Losses), Net Income (Losses), Total Assets and Other Financial Items for Each Reporting Segment

For the fiscal year ended March 31, 2015

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	¥4,003,867	¥686,983	¥504,477	¥487,767	¥684,305	¥6,367,401	¥(728,999)	¥5,638,402
Interest Income	2,374,473	225,945	41,768	194,829	647,412	3,484,430	(678,191)	2,806,238
Profits from Investment in Affiliates (Equity Method)	24,691	11,583	15,197	303	—	51,777	107,859	159,637
From Customers	3,926,028	668,076	467,672	469,642	106,983	5,638,402	—	5,638,402
From Internal Transactions	77,839	18,907	36,804	18,125	577,321	728,999	(728,999)	—
Net Income	¥724,571	¥164,699	¥53,119	¥27,511	¥626,295	¥1,596,198	¥(562,439)	¥1,033,759
Total Assets	¥218,431,845	¥38,379,527	¥30,804,269	¥4,163,265	¥12,095,009	¥303,873,917	¥(17,724,149)	¥286,149,768
Other Items
Depreciation	223,598	31,818	15,764	23,713	1,788	296,683	3,480	300,163
Amortization of Goodwill	16,920	1,049	959	984	—	19,913	(2,125)	17,787
Interest Expenses	509,771	62,976	46,421	23,032	28,352	670,554	(45,811)	624,743
Extraordinary Profits	4,091	9,848	4	716	0	14,661	(6)	14,655
Extraordinary Losses	71,866	9,291	2,853	597	133	84,743	28,156	112,899
Losses on Impairment of Fixed Assets	4,249	5,715	1,522	—	—	11,487	—	11,487
Tax Expenses	344,615	72,693	37,516	3,819	(1,325)	457,319	10,467	467,786
Unamortized Goodwill	293,225	18,859	17,024	7,443	—	336,553	(27,433)	309,119
Total Investment in Equity Method Affiliates	282,391	124,580	250,221	4,828	823,689	1,485,710	936,025	2,421,736
Increase in Tangible and Intangible Fixed Assets	286,191	41,595	25,764	33,547	5,546	392,645	—	392,645

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes ¥579,270 million of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of ¥667,722 million and ¥105,283 million of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investments in affiliates (equity method), amortization of goodwill, tax expenses and profits attributable to non-controlling interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on extraordinary losses include losses on change in equity.
8.	Net income is adjusted from the profits attributable to owners of parent in the consolidated profit and loss statements for the fiscal year ended March 31, 2015.

For the fiscal year ended March 31, 2016

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	¥4,033,796	¥728,186	¥487,969	¥509,022	¥677,339	¥6,436,315	¥(721,895)	¥5,714,419
Interest Income	2,323,774	237,123	38,315	196,460	644,809	3,440,483	(671,234)	2,769,248
Profits from Investment in Affiliates (Equity Method)	25,000	11,020	19,578	195	—	55,794	174,621	230,415
From Customers	3,906,856	714,368	411,727	487,845	193,621	5,714,419	—	5,714,419
From Internal Transactions	126,939	13,818	76,242	21,176	483,718	721,895	(721,895)	—
Net Income (loss)	¥685,835	¥160,919	¥41,926	¥(26,307)	¥608,171	¥1,470,546	¥(519,143)	¥951,402
Total Assets	¥222,797,387	¥45,685,976	¥31,021,997	¥4,249,166	¥13,344,284	¥317,098,811	¥(18,795,913)	¥298,302,898
Other Items
Depreciation	212,656	32,288	20,794	25,256	2,452	293,449	5,077	298,527
Amortization of Goodwill	15,943	1,049	2,077	984	—	20,055	(3,124)	16,931
Interest Expenses	535,643	83,767	30,912	20,010	32,153	702,486	(46,751)	655,735
Extraordinary Profits	36,950	81	—	8	—	37,040	(15,723)	21,316
Extraordinary Losses	21,247	2,677	3,596	1,919	91	29,532	32,501	62,033
Losses on Impairment of Fixed Assets	11,011	1,605	710	6	81	13,415	—	13,415
Tax Expenses	350,207	66,095	33,329	19,981	(2,590)	467,024	(6,820)	460,204
Unamortized Goodwill	258,760	20,520	37,320	6,459	—	323,061	(44,432)	278,628
Total Investment in Equity Method Affiliates	282,910	139,749	251,025	5,016	823,721	1,502,423	1,086,866	2,589,290
Increase in Tangible and Intangible Fixed Assets	223,441	51,035	48,147	28,606	5,938	357,169	—	357,169

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income for “Others” includes ¥574,251 million of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income (loss) include elimination of inter-segment transactions of ¥721,513 million and ¥202,369 million of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investments in affiliates (equity method), amortization of goodwill, tax expenses and profits attributable to non-controlling interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on extraordinary losses include losses on change in equity.
8.	Net income (loss) is adjusted from the profits attributable to owners of parent in the consolidated profit and loss statements for the fiscal year ended March 31, 2016.

II.	Related Information

For the fiscal year ended March 31, 2015

(1)	Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical Information

(a)	Ordinary income

Millions of Yen
March 31, 2015
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,362,131	¥917,888	¥321,528	¥972,713	¥64,140	¥5,638,402

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

Millions of Yen
March 31, 2015
Japan	United States	Others	Total
¥ 1,108,978	¥137,316	¥106,432	¥1,352,727

(3)	Information by Major Customer

Not Applicable.

For the fiscal year ended March 31, 2016

(1)	Information by Type of Service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical Information

(a)	Ordinary income

Millions of Yen
March 31, 2016
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,514,541	¥990,854	¥234,715	¥915,745	¥58,561	¥5,714,419

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

Millions of Yen
March 31, 2016
Japan	United States	Others	Total
¥ 1,109,064	¥151,756	¥101,223	¥1,362,044

(3)	Information by Major Customer

Not Applicable.

11.	SUBSEQUENT EVENTS

I.	Share Acquisition of Security Bank

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a consolidated subsidiary of MUFG, has concluded the Subscription Agreement with Security Bank Corporation (Security Bank), a leading commercial bank in the Philippines on January 14, 2016, and on April 1, 2016, through a private placement of newly issued common shares and preferred shares with voting rights, BTMU acquired a 20.0% equity interest in the Security Bank on a fully diluted basis and appointed two directors of Security Bank’s Board of Directors (BOD), and Security Bank became an equity method affiliate of BTMU.

(1)	Outline of Share Acquisition

(a) Total number of shares acquired:	150,707,778 shares of common shares

200,000,000 shares of preferred shares

(b) Acquisition rate:	20.0% of Security Bank’s common shares and preferred shares with voting rights, accepting other-party allocation of new shares conducted by Security Bank

(c) Acquisition price:	PHP 245 per common share

PHP 0.1 per preferred share

(d) Investment amount:	PHP 36,943 million

(e) Board representation:	BTMU has already appointed two directors to the Security Bank’s BOD

(2)	Outline of Business Alliance

Leveraging both banks’ expertise and customer base, BTMU will enhance its services offered to the enlarged customer base in the Philippines through promoting the collaboration in the areas described below:

<Main collaboration areas>

(a)	Work-site business to Japanese corporate employees

(b)	Trade finance

(c)	Project finance

(d)	Reciprocal long-term funding support

(e)	Pursuit of Japan-related business opportunities including large-size projects Japanese corporates are engaged in

(f)	Exchange of knowledge and technological expertise

(g)	Expansion of other collaboration areas between MUFG’s key subsidiaries/affiliates companies, including leasing, securities, and asset management.

(3)	Overview of Security Bank

(a) Name:	Security Bank Corporation

(b) Type of business:	Commercial Bank

(c) Year of establishment:	1951

(d) Headquarters:	Makati City, Republic of the Philippines

(e) Representative:	Mr. Alfonso L. Salcedo, Jr. President and CEO

(f) Capital stock:	PHP 6,089 million (as of December 31, 2015)

(g) Relationship with MUFG and BTMU:	MUFG, BTMU, and Security Bank, do not have any capital, personal or transactional relationship that are required to be disclosed.

(h) Number of employees:	4,328 (as of December 31, 2015)

(i) Number of branches:	268 (as of May 6, 2016)

(j) Business size (for the fiscal year ended December 31, 2015):

(in millions of PHP)
Total operating income	18,308
Income before income tax	8,302
Profits attributable to owners of parent	7,536
Total assets	532,200
Net assets	53,214

Notes:

1.	The amount of “Income before income tax” is the difference between “Total operating income” and “Operating expenses.”
2	The above figures are based on the Form 17-C of Security Bank prepared in accordance with the Securities Regulation Code of the Philippines.

II.	Capital and Business Alliance of Hitachi Capital

MUFG and Mitsubishi UFJ Lease & Finance Company Limited (MUL), an equity method affiliate of MUFG, has concluded the Share Purchase Agreement to transfer common shares of Hitachi Capital Corporation (Hitachi Capital) held by Hitachi, Ltd. (Hitachi) on May 13, 2016 and the five companies, MUFG, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a consolidated subsidiary of MUFG, MUL, Hitachi, and Hitachi Capital have agreed to execute a business alliance as follows. MUFG will acquire 23.0% of Hitachi Capital’s shares, subject to the conclusion of the definitive agreement on business alliance, approval of relevant regulatory authorities and other conditions precedents, and will appoint a director of Hitachi Capital’s Board of Directors (BOD). Hitachi Capital will become an equity method affiliate of MUFG.

(1)	Outline of Capital Alliance

(a) Acquisition structure:	MUFG will acquire 26,884,484 shares of Hitachi Capital’s common shares (23.0%) from Hitachi, the parent company of Hitachi Capital, through off-market trading and Hitachi Capital will become an equity method affiliate of MUFG.

In addition, MUFG and MUL concluded the Agreement on Capital Alliance with Hitachi Capital.

(b) Acquisition price:	JPY 3,400 in common shares

(c) Acquisition amount:	JPY 91,400 million

(d) Implementation date:	The transaction is expected to close in August 2016, subject to approval of relevant regulatory authorities and other conditions precedents

(e) Board representation:	MUFG will appoint a director to the Hitachi Capital’s BOD

(2)	Outline of Business Alliance

MUFG, BTMU, MUL, Hitachi, and Hitachi Capital will make a discussion on building an open financial platform, mainly operated by MUL and Hitachi Capital through promoting the collaboration, in order to provide support for infrastructure industry from financial perspective. The areas of main collaboration are as follows:

<Main collaboration areas>

(a) Environment and energy

(b) Urban infrastructure and public facilities

(c) Real estate

(d) Overseas market mainly in the Americas, ASEAN, and China

(3)	Overview of Hitachi Capital

(a) Name:	Hitachi Capital Corporation

(b) Type of business:	General leasing business

(c) Year of establishment:	1957

(d) Headquarters:	Nishi-Shimbashi Square, 3-1, Nishi Shimbashi 1-chome, Minato-ku, Tokyo

(e) Representative:	Mr. Seiji Kawabe President and CEO

(f) Capital stock:	JPY 9,983 million (as of March 31, 2016)

(g) Relationship with MUFG:	MUFG and Hitachi Capital do not have any capital, personal or transactional relationship that are required to be disclosed.

(h) Number of employees:	5,397 (based on the consolidated, as of March 31, 2015)

(i) Business size (for the fiscal year ended March 31, 2016):

(in millions of JPY)
Gross profit	130,014
Adjusted operating income	45,230
Net income attributable to owners of the parent	32,694
Total assets	3,081,201
Net assets	347,559

Notes:

1.	The amount of “Adjusted operating income” is the difference between “Gross profit” and “Selling, general and administrative expenses.”
2.	The above figures are based on the consolidated earnings report of Hitachi Capital prepared in accordance with IFRS.

III.	Redemption of “Non-dilutive” Preferred Securities Issued by Subsidiary

MUFG decided, on May 30, 2016, to redeem preferred securities (“Non-dilutive Preferred Securities”) issued by overseas special purpose companies, which are subsidiaries of MUFG, in full as stable below.

(1)	Summary of Non-dilutive Preferred Securities to be redeemed

Issuer	MUFG Capital Finance 1 Limited	MUFG Capital Finance 2 Limited

Type of security	US dollar-denominated fixed/floating rate non-cumulative preferred securities	Euro-denominated fixed/floating rate non-cumulative preferred securities

	The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.	The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.

Maturity	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in July 2016 or thereafter.	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in July 2016 or thereafter.

Dividends	Dividend Rate 6.346% per annum (Fixed rate until July 2016) Floating rate after July 2016	Dividend Rate 4.850% per annum (Fixed rate until July 2016) Floating rate after July 2016

Issue amount	USD 2,300,000,000	EUR 750,000,000

Issue date	March 17, 2006	March 17, 2006

Redemption amount	USD 2,300,000,000	EUR 750,000,000

Redemption price	USD 1,000 per preferred security (equal to the issue price)	EUR 1,000 per preferred security (equal to the issue price)

(2)	Scheduled redemption date

July 25, 2016

IV.	Repurchase of Own Shares

MUFG resolved, at the meeting of the Board of Directors held on May 16, 2016, to repurchase of its own shares pursuant to Article 156, Paragraph 1 of the Companies Act, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the same Act, by Article 44 of its Articles of Incorporation.

(1)	Reasons for repurchase of Own Shares

MUFG repurchased of its own shares in order to enhance shareholders returns, improve capital efficiency and conduct capital management flexibly.

(2)	Contents of the repurchase

(a)	Type of shares to be repurchased: Ordinary shares of MUFG

(b)	Aggregate number of shares to be repurchased: Up to 230,000,000 shares

(Equivalent to 1.67% of the total number of issued shares (excluding own shares))

(c)	Aggregate amount of repurchase price: Up to JPY 100,000,000,000

(d)	Repurchase period: From May 17, 2016 to June 30, 2016

(e)	Repurchase method: Market purchases

(i)	through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange

(ii)	through market purchases pursuant to a discretionary trading contract relating to the share repurchase

(3)	Results of the repurchase

(a)	Type of shares repurchased: Ordinary shares of MUFG

(b)	Aggregate number of shares repurchased: 190,614,800 shares

(c)	Aggregate amount of repurchase price: JPY 99,999,963,346

(d)	Repurchase period: From May 17, 2016 to June 13, 2016 (based on the contract)

(e)	Repurchase method: Market purchases

(i)	through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange

(ii)	through market purchases pursuant to a discretionary trading contract relating to the share repurchase